Management’s Responsibility
Management’s Responsibility for Financial Statements
The accompanying consolidated financial statements have been prepared by and are the responsibility of the Board of Directors and Management of the Company.
     The consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles and reflect Management’s best estimates and judgments based on currently available information. The company has developed and maintains a system of internal accounting controls in order to ensure, on a reasonable and cost effective basis, the reliability of its financial information.
     The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, Chartered Accountants. Their report outlines the scope of their examination and opinion on the consolidated financial statements.
Jamie C. Sokalsky
Executive Vice President
and Chief Financial Officer
Toronto, Canada
February 21, 2006

76 ■ Management’s Responsibility	Barrick Annual Report 2005

Auditors’ Report
To the Shareholders of Barrick Gold Corporation
We have audited the consolidated balance sheets of Barrick Gold Corporation as at December 31, 2005 and 2004 and the consolidated statements of income, cash flows, shareholders’ equity and comprehensive income for each of the years in the three-year period ended December 31, 2005. These financial statements are the responsibility of the Company’s Management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation.
     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2005 in accordance with United States generally accepted accounting principles.

Chartered Accountants
Toronto, Canada
February 21, 2006
Comments by Auditors for US Readers On Canada-US Reporting Differences
In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company’s financial statements, such as the changes described in Note 2 to these consolidated financial statements. Our report to the shareholders dated February 21, 2006 is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the Auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.

Chartered Accountants
Toronto, Canada
February 21, 2006

Barrick Annual Report 2005	Auditors’ Report ■ 77

Exhibit 2
Consolidated
Statements of Income

Barrick Gold Corporation
For the years ended December 31 (in millions of United States dollars, except per share data)	2005	2004	2003

Gold sales (notes 4 and 5)	$2,350	$1,932	$2,035

Costs and expenses
Cost of sales[1] (note 6)	1,214	1,047	1,069
Amortization (note 4)	427	452	522
Corporate administration	71	71	73
Exploration, development and business development	141	141	137

	1,853	1,711	1,801

Other (income) expense
Interest income	(38)	(25)	(31)
Equity in investees (note 11)	6	—	—
Interest expense (note 16b)	7	19	44
Impairment of long-lived assets (note 7a)	—	139	5
Other (note 7b)	67	43	(6)

	42	176	12

Income before income taxes and other items	455	45	222
Income tax (expense) recovery (note 8)	(60)	203	(5)

Income before cumulative effect of changes in accounting principles	395	248	217
Cumulative effect of changes in accounting principles (note 2e)	6	—	(17)

Net income for the year	$401	$248	$200

Earnings per share data (note 9)
Income before cumulative effect of changes in accounting principles
Basic	$0.74	$0.47	$0.40
Diluted	$0.73	$0.46	$0.40
Net income
Basic	$0.75	$0.47	$0.37
Diluted	$0.75	$0.46	$0.37

1. Exclusive of amortization (note 6).
The accompanying notes are an integral part of these consolidated financial statements.

78 ■ Financial Statements	Barrick Annual Report 2005

Consolidated
Statements of Cash Flow

Barrick Gold Corporation
For the years ended December 31 (in millions of United States dollars)	2005	2004	2003

Operating Activities
Net income	$401	$248	$200
Amortization (note 4)	427	452	522
Deferred income tax recovery (notes 8 and 19)	(30)	(225)	(49)
Inmet litigation settlement (note 7b)	—	—	(86)
Impairment of long-lived assets (note 7a)	—	139	5
Gains on sale of long-lived assets (note 7b)	(5)	(36)	(36)
Other items (note 10)	(67)	(69)	(37)

Net cash provided by operating activities	726	509	519

Investing Activities
Property, plant and equipment
Capital expenditures (note 4)	(1,104)	(824)	(322)
Sales proceeds	8	43	40
Cash receipt from Kabanga transaction (note 7b)	15	—	—
Purchase of equity method investments (note 11)	(58)	(40)	(46)
Available-for-sale securities (note 11)
Purchases	(31)	(7)	(14)
Sales proceeds	10	9	8
Other investing activities	(20)	(2)	—

Net cash used in investing activities	(1,180)	(821)	(334)

Financing Activities
Capital stock
Proceeds from shares issued on exercise of stock options	92	49	29
Repurchased for cash (note 20a)	—	(95)	(154)
Long-term debt (note 16b)
Proceeds	179	973	—
Repayments	(59)	(41)	(23)
Dividends (note 20a)	(118)	(118)	(118)
Other financing activities	(1)	(28)	—

Net cash provided by (used in) financing activities	93	740	(266)

Effect of exchange rate changes on cash and equivalents	—	—	7
Net (decrease) increase in cash and equivalents	(361)	428	(81)
Cash and equivalents at beginning of year (note 16a)	1,398	970	1,044

Cash and equivalents at end of year (note 16a)	$1,037	$1,398	$970

The accompanying notes are an integral part of these consolidated financial statements.

Barrick Annual Report 2005	Financial Statements ■ 79

Consolidated
Balance Sheets

Barrick Gold Corporation
At December 31 (in millions of United States dollars)	2005	2004

Assets
Current assets
Cash and equivalents (note 16a)	$1,037	$1,398
Accounts receivable (note 12)	54	58
Inventories (note 12)	402	215
Other current assets (note 12)	255	288

	1,748	1,959
Available-for-sale securities (note 11)	62	61
Equity method investments (note 11)	138	86
Property, plant and equipment (note 13)	4,146	3,391
Capitalized mining costs (note 2e)	—	226
Non-current ore in stockpiles (note 12)	251	65
Other assets (note 14)	517	499

Total assets	$6,862	$6,287

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable	$386	$335
Current part of long-term debt (note 16b)	80	31
Other current liabilities (note 15)	94	54

	560	420
Long-term debt (note 16b)	1,721	1,655
Asset retirement obligations (note 17)	409	334
Other long-term obligations (note 18)	208	165
Deferred income tax liabilities (note 19)	114	139

Total liabilities	3,012	2,713

Shareholders’ equity
Capital stock (note 20)	4,222	4,129
Deficit	(341)	(624)
Accumulated other comprehensive income (loss) (note 21)	(31)	69

Total shareholders’ equity	3,850	3,574

Contingencies and commitments (notes 8 and 13d)

Total liabilities and shareholders’ equity	$6,862	$6,287

The accompanying notes are an integral part of these consolidated financial statements.
Signed on behalf of the Board,

Gregory C. Wilkins, Director	Steven J. Shapiro, Director

80 ■ Financial Statements	Barrick Annual Report 2005

Consolidated Statements
of Shareholders’ Equity

Barrick Gold Corporation
For the years ended December 31 (in millions of United States dollars)	2005	2004	2003

Common shares (number in millions)
At January 1	534	535	542
Issued on exercise of stock options (note 22a)	4	3	2
Repurchased (note 20a)	—	(4)	(9)

At December 31	538	534	535

Common shares
At January 1	$4,129	$4,115	$4,148
Issued on exercise of stock options (note 22a)	93	49	34
Repurchased (note 20a)	—	(35)	(67)

At December 31	$4,222	$4,129	$4,115

Deficit
At January 1	$(624)	$(694)	$(689)
Net income	401	248	200
Dividends (note 20a)	(118)	(118)	(118)
Adjustment on repurchase of common shares (note 20a)	—	(60)	(87)

At December 31	$(341)	$(624)	$(694)

Accumulated other comprehensive income (loss) (note 21)	$(31)	$69	$60

Total shareholders’ equity at December 31	$3,850	$3,574	$3,481

Consolidated Statements
of Comprehensive Income

Barrick Gold Corporation
For the years ended December 31 (in millions of United States dollars)	2005	2004	2003

Net income	$401	$248	$200
Other comprehensive income (loss), net of tax (note 21)	(100)	9	185

Comprehensive income	$301	$257	$385

The accompanying notes are an integral part of these consolidated financial statements.

Barrick Annual Report 2005	Financial Statements ■ 81

Notes to Consolidated Financial Statements
Barrick Gold Corporation. Tabular dollar amounts in millions of United States dollars, unless otherwise shown. References to C$, A$, € and ARS are to Canadian dollars, Australian dollars, Euros, and Argentinean pesos, respectively.
1 ■ Nature of Operations

Barrick Gold Corporation (“Barrick” or the “Company”) engages in the production and sale of gold from underground and open-pit mines, including related activities such as exploration and mine development. Our operations are mainly located in North America, South America, Australia, Africa and Russia/Central Asia. Our gold is sold into the world market.
2 ■ Significant Accounting Policies

a) Basis of Preparation
These financial statements have been prepared under United States generally accepted accounting principles (“US GAAP”). To ensure comparability of financial information, certain prior-year amounts have been reclassified to conform with the current year presentation.
b) Consolidation
     These financial statements reflect consolidation of entities in which we have a controlling financial interest. The usual condition for a controlling financial interest is ownership of a majority of the voting interests of an entity. A controlling financial interest may also exist through arrangements that do not involve voting interests, where an entity is a variable interest entity (“VIE”). Intercompany balances and transactions are eliminated on consolidation.
     A VIE is an entity that either lacks enough equity investment at risk to permit the entity to finance its activities without additional subordinated financial support from other parties; has equity owners who are unable to make decisions about the entity; or has equity owners that do not have the obligation to absorb the entity’s expected losses or the right to receive the entity’s expected residual returns. VIEs can arise from a variety of contractual arrangements or other legal structures.
     Where a VIE exists, the variable interest holder who is the primary beneficiary consolidates the VIE. The primary beneficiary is the entity that, after evaluating all expected transactions between the VIE and the variable interest holders, expects to absorb a majority of the expected losses of the VIE, receive a majority of the residual returns of the VIE, or both.
     We hold a 70% interest in an unincorporated joint venture that owns the Tulawaka mine. This joint venture was originally formed to share in the risks and rewards of exploring for gold and developing any mines on a significant land position in Tanzania. Until June 2004, we used the proportionate consolidation method for our 70% joint venture interest. In June 2004, upon entering into an agreement to finance the other joint venture partner’s share of mine construction costs, we concluded that the joint venture had become a VIE and that we are the primary beneficiary. From June 2004 onwards, we began consolidating 100% of the joint venture, recording a non-controlling interest for the interest held by the other joint venture partner. The carrying value of assets that are collateral for the VIEs obligations are property, plant and equipment of $63 million and working capital of $24 million. The creditors of the joint venture have recourse only to the assets of the joint venture and not to any other assets of Barrick.
     We hold our interests in the Round Mountain, Hemlo, Marigold and Kalgoorlie mines through unincorporated joint ventures under which we share joint control of operating, investing and financing decisions with the other joint venture partners. We use the proportionate consolidation method to account for our interests in these unincorporated joint ventures. For further information refer to note 25.

82 ■ Notes to Consolidated Financial Statements	Barrick Annual Report 2005

c) Foreign Currency Translation
The functional currency of all our operations is the US dollar. We translate non-US dollar balances into US dollars as follows:
■	non-monetary assets and liabilities using historical rates;

■	monetary assets and liabilities using closing rates with translation gains and losses recorded in earnings; and

■	income and expenses using average exchange rates, except for expenses that relate to non-monetary assets and liabilities measured at historical rates.
d) Use of Estimates
The preparation of these financial statements requires us to make estimates and assumptions. The most significant ones are: quantities of proven and probable gold reserves; the value of mineralized material beyond proven and probable reserves; future costs and expenses to produce proven and probable reserves; future commodity prices and foreign currency exchange rates; the future cost of asset retirement obligations; the amounts of contingencies; and assumptions used in the accounting for employee stock options such as volatility, expected term and forfeiture rates for unvested options. Using these estimates and assumptions, we make various decisions in preparing the financial statements including:
■	the treatment of mine development costs as either an asset or an expense;

■	whether long-lived assets are impaired, and if so, estimates of the fair value of those assets and any corresponding impairment charge;

■	our ability to realize deferred income tax assets;

■	the useful lives of long-lived assets and the measurement of amortization;

■	the fair value of asset retirement obligations;

■	the likelihood of loss contingencies occurring and the amount of any potential loss;

■	whether investments are impaired; and

■	the amount of stock option expense included in pro forma stock option disclosures.
     As the estimation process is inherently uncertain, actual future outcomes could differ from present estimates and assumptions, potentially having material future effects on our financial statements.
e) Accounting Changes
Cumulative Effect of Accounting Changes on Earnings
Earnings increase (decrease)

For the years ended December 31	2005	2004	2003

Adoption of FAS 143[1]	$—	$—	$4
Underground mine development costs[2]	—	—	(21)
Adoption of EITF-04-6[3]	6	—	—

Total	$6	$—	$(17)

1.	On adoption of FAS 143 on January 1, 2003, we recorded an increase in property, plant and equipment of $39 million; an increase in other long-term obligations of $32 million; and an increase in deferred income tax liabilities of $3 million; as well as a $4 million credit in earnings for the cumulative effect of this change.

2.	On January 1, 2003, we changed our accounting policy for amortization of underground mine development costs to exclude estimates of future underground development costs. On January 1, 2003, we recorded a decrease in property, plant and equipment of $19 million; an increase in deferred income tax liabilities of $2 million; and a $21 million charge to earnings for the cumulative effect of this change.

3.	In second quarter 2005, we adopted EITF 04-6 and changed our accounting policy for stripping costs incurred in the production phase. Prior to adopting EITF 04-6, we capitalized stripping costs incurred in the production phase, and we recorded amortization of the capitalized costs as a component of the cost of inventory produced each period. Under EITF 04-6, stripping costs are recorded directly as a component of the cost of inventory produced each period. Using an effective date of adoption of January 1, 2005, we recorded a decrease in capitalized mining costs of $226 million; an increase in the cost of inventory of $232 million; and a $6 million credit to earnings for the cumulative effect of this change. For the year ended December 31, 2005, the effect of adopting EITF 04-6 compared to the prior policy was an increase in net income of $44 million ($0.08 per share), excluding the cumulative effect on prior periods.
FSP FAS 115-1 and FAS 124-1, The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments
     FSP FAS 115-1 and FAS 124-1 was issued in November 2005 to provide further guidance to determine when an investment is considered impaired, whether the impairment is other than temporary, and the measurement of an impairment loss. We prospectively adopted this FSP in fourth quarter 2005. Our accounting policy for assessing the impairment of investments is described in note 11. The adoption of FSP FAS 115-1 and FAS 124-1 in 2005 had no effect on our financial statements.

Barrick Annual Report 2005	Notes to Consolidated Financial Statements ■ 83

FIN 47, Accounting for Conditional Asset Retirement Obligations (AROs)
FIN 47 was issued in March 2005 and is effective for our 2005 fiscal year. It relates to the accounting for a legal obligation to perform an asset retirement activity, when the timing or method of settlement is conditional on a future event, which may not be within our control. Under FIN 47, a liability for the fair value of a conditional ARO is recorded if the fair value can be reasonably estimated. FIN 47 was issued because of diversity in practice in applying FAS 143. Some entities recorded AROs prior to the retirement of an asset, while other entities recorded the ARO only when it was either probable that the asset would be retired or when the asset was actually retired. The adoption of FIN 47 in 2005 had no significant effect on the amount of AROs recorded in our financial statements.
f) Accounting Developments
FAS 123R, Accounting for Stock-Based Compensation
FAS 123R is applicable to transactions in which an entity exchanges its equity instruments for goods and services. It focuses primarily on transactions in which an entity obtains employee services in share-based payment transactions. The principal reason for issuing FAS 123R was to address concerns of users of financial statements, including institutional and individual investors that using an intrinsic value method results in financial statements that do not faithfully represent the economic effect of the receipt and consumption of employee services in exchange for equity instruments. FAS 123R addresses these concerns by requiring an entity to recognize the cost of employee services received in share-based payment transactions, thereby reflecting the economic consequences of those transactions in the financial statements. A further reason was to improve the comparability of reported financial information by eliminating alternative accounting methods. By requiring the fair-value-based method for all public entities, FAS 123R eliminates an alternative accounting method; consequently, similar economic transactions will be accounted for similarly. FAS 123R requires that the fair value of such equity instruments be recorded as an expense as services are performed. Equity instruments included under the scope of FAS 123R are our stock options, restricted share units (RSUs) and deferred share units (DSUs). Prior to FAS 123R, a company could elect to account for the cost of employee stock options using an intrinsic value approach based on the excess of the market price at the date of grant over the exercise price, and provide pro forma disclosures of the effect of accounting for employee stock options using a fair value approach. The adoption of FAS 123R will not have a significant impact on how we account for RSUs and DSUs. We intend to adopt FAS 123R for our first quarter 2006 financial statements. FAS 123R permits different transition methods including retroactive adjustment of prior periods as far back as 1995 to give effect to the fair-value-based method of accounting for awards granted in those prior periods; or a modified prospective application beginning in 2006. For further information see note 22.
FAS 151, Inventory Costs
FAS 151 specifies the general principles applicable to the pricing and allocation of certain costs to inventory. FAS 151 is the result of a broader effort by the Financial Accounting Standards Board (FASB) to improve the comparability of cross-border financial reporting by working with the International Accounting Standards Board (IASB) toward development of a single set of high-quality accounting standards. As part of that effort, the FASB and the IASB identified opportunities to improve financial reporting by eliminating certain narrow differences between their existing accounting standards. The accounting for inventory costs, in particular, abnormal amounts of idle facility expense, freight, handling costs, and spoilage, is one such narrow difference that the FASB decided to address by issuing FAS 151. As currently worded in ARB 43, Chapter 4, the term “abnormal” was not defined and its application could lead to unnecessary noncomparability of financial reporting. FAS 151 eliminates that term. Under FAS 151, abnormal amounts of idle facility expense, freight, handling costs and wasted materials are recognized as current period charges rather than capitalized to inventory. FAS 151 also requires that the allocation of fixed production overhead to the cost of inventory be based on the normal capacity of production facilities. FAS 151 will be effective beginning in first quarter 2006.

84 ■ Notes to Consolidated Financial Statements	Barrick Annual Report 2005

FAS 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FAS 3
FAS 154 relates to the accounting for and reporting of a change in accounting principle and applies to all voluntary changes in accounting principles. The reporting of corrections of an error by restating previously issued financial statements is also addressed by this statement. FAS 154 applies to authoritative pronouncements in the event they do not include specific transition provisions. When an authoritative pronouncement includes specific transition provisions, those provisions should be followed. FAS 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless the period-specific effects or cumulative effects of an accounting change are impracticable to determine, in which case the new accounting principle is required to be applied to the assets and liabilities as of the earliest period practicable, with a corresponding adjustment made to opening retained earnings. Prior to FAS 154, most accounting changes were recorded effective at the beginning of the year of change, with the cumulative effect at the beginning of the year of change recorded as a charge or credit to earnings in the period a change was adopted. FAS 154 will be effective for accounting changes and corrections of errors occurring in 2006 onwards. FAS 154 does not change the transition provisions of any existing accounting pronouncements, including those that are in the transition phase as of the effective date of FAS 154.
Exposure Draft, Accounting for Uncertain Tax Positions
In July 2005, the FASB issued an exposure draft on Accounting for Uncertain Tax Positions — an Interpretation of FASB Statement No. 109. The interpretation has been developed because of diversity in practice for accounting for uncertain tax positions. Some entities record tax benefits for uncertain tax positions as they are filed on the income tax return, while others use either gain contingency accounting or a probability threshold.
     The exposure draft requires companies to record the best estimate of the benefits of an uncertain tax position only if it is probable of being sustained on audit by the taxing authority based solely on the technical merits of the position. Under the draft Interpretation, benefits from tax positions that previously failed to meet the recognition threshold would be recognized in any subsequent period in which that threshold is met. Previously recognized tax benefits from positions that no longer meet a more-likely-than-not recognition threshold would be de-recognized by recording an income tax liability or eliminating a deferred tax asset in the period in which it is more likely than not that the tax position will not be sustained. The requirement to assess the need for a valuation allowance for deferred tax assets based on the sufficiency of future taxable income would be unchanged by the final Interpretation. The final Interpretation will also provide guidance on disclosure, accrual of interest and penalties, and accounting in interim periods and transition. In November 2005, the FASB decided to change the initial recognition threshold proposed in the exposure draft from “probable” to “more-likely-than-not”. The FASB expects to issue a final Interpretation in 2006 that would be effective for our fiscal 2007 financial statements. After the final Interpretation is issued, we intend to complete our assessment of the impact on our financial statements.
g) Changes in Estimates
Gold Mineral Reserves
At the end of each fiscal year we update estimates of proven and probable gold mineral reserves at each mineral property. Following the update, we prospectively revise calculations of amortization of property, plant and equipment beginning in the first quarter of the next fiscal year. The effect of changes in reserve estimates at the end of 2004 on amortization expense for the fiscal year ended December 31, 2005 was a decrease of $28 million (2004: $15 million decrease; 2003: $14 million decrease).
Asset Retirement Obligations (AROs)
Each period we update cost estimates for AROs at each of our mineral properties to reflect new events, changes in circumstances and any new information that is available. The changes in these cost estimates generally have a corresponding impact on the fair value of the ARO. For closed mines any change in the fair value of AROs is included as a charge or credit within environmental remediation costs in other expense. An expense of $15 million was recorded in 2005 for changes in cost estimates for AROs at closed mines (2004: $22 million expense; 2003: $10 million expense).
Tax Valuation Allowances
For a description of changes in valuation allowances refer to note 8.

Barrick Annual Report 2005	Notes to Consolidated Financial Statements ■ 85

h) Other Significant Accounting Policies

	Note	Page

Business combinations	3	86
Segment information	4	93
Revenue and gold sales contracts	5	95
Cost of sales	6	96
Other (income) expense	7	96
Income tax (recovery) expense	8	98
Earnings per share	9	99
Operating cash flow — other items	10	100
Investments	11	100
Accounts receivable, inventories and other current assets	12	102
Property, plant and equipment	13	103
Other assets	14	105
Other current liabilities	15	105
Financial instruments	16	106
Asset retirement obligations	17	114
Other long-term obligations	18	114
Deferred income taxes	19	115
Capital stock	20	116
Other comprehensive income (loss)	21	117
Stock-based compensation	22	118
Post-retirement benefits	23	121
Litigation and claims	24	123
Joint ventures	25	124

3 ■ Business Combinations

a) Acquisition of Placer Dome Inc. (“Placer Dome”)
Placer Dome Offer and Acceptance
On October 31, 2005 we announced a proposed acquisition of Placer Dome. In early 2006, we offered to acquire all of the outstanding common shares of Placer Dome for either US$22.50 in cash or 0.8269 of a Barrick common share plus US$0.05 in cash per Placer Dome common share, subject in each case to pro ration of a maximum cash amount of $1,344 million. Funding for the maximum cash amount will be from our $1 billion credit and guarantee agreement, with any excess from our existing cash position. By February 3, 2006, 419 million common shares of Placer Dome had been validly deposited to our offer. We took up and accepted for payment all of such shares, which represented about 94% of the common shares of Placer Dome. For the common shares tendered by February 3, 2006, the aggregate cash consideration was US$1,161 million and the aggregate number of Barrick common shares issued was 304 million shares.
     Placer Dome is one of the world’s largest gold mining companies, and produced 3.6 million ounces of gold and 359 million pounds of copper in 2005 (unaudited). It has 12 producing mines based in North America, South America, Africa and Australia/New Guinea, and four projects that are in various stages of exploration/ development. Its most significant mines are Cortez in the United States, Zaldívar in Chile, Porgera in New Guinea, North Mara in Tanzania and South Deep in South Africa. The most significant projects are Cortez Hills and Donlin Creek in the United States, and Pueblo Viejo in the Dominican Republic. We plan to sell Placer Dome’s Canadian mines to Goldcorp Inc. (“Goldcorp”), as well as certain other interests in mineral properties. Placer Dome had a gold hedge position totaling 7.2 million ounces at the date of acquisition. Furthermore, Placer Dome has gold lease rate swaps where the obligation was expressed in ounces. We plan to focus on reducing this acquired hedge position over time, consistent with the plans for our existing gold hedge position.
     We believe that the business combination between ourselves and Placer Dome is a unique opportunity to create a Canadian-based leader in the global gold mining industry. This business combination strengthens our position, including in respect of reserves, production, growth opportunities, and balance sheet strength.

Barrick Annual Report 2005	86 ■ Notes to Consolidated Financial Statements

Accounting for the Placer Dome Acquisition
The Placer Dome acquisition will be accounted for as a purchase business combination, with Barrick as the accounting acquirer. We secured control of Placer Dome on January 19, 2006, which is the accounting acquisition date with the results of operations of Placer Dome consolidated from January 20, 2006. Assuming 100% of the outstanding common shares of Placer Dome are acquired, the purchase cost is estimated at $10.1 billion, including all the consideration issued in the form of cash, Barrick common shares, and direct costs related to the acquisition.

Value of 322.8 million Barrick common shares at $27.14 per share	$8,761
Cash	1,344
Transaction costs	25

$10,130

The measurement of the purchase consideration will be based on a Barrick common share price of $27.14, representing the average closing price on the New York Stock Exchange for the two days prior to and two days after the public announcement of our final offer for Placer Dome.
     The purchase cost will be allocated to the underlying assets acquired and liabilities assumed based upon their estimated fair values at the date of acquisition. We will determine the estimated fair values based on independent appraisals, discounted cash flows, quoted market prices, and estimates made by management. To the extent that the purchase cost exceeds the fair value of the net identifiable tangible and intangible assets acquired, such excess will be allocated to goodwill. The following table summarizes the current allocation of the Placer Dome purchase cost to assets and liabilities. It reflects only certain limited fair value adjustments for identifiable assets and liabilities acquired, including an adjustment for the fair value of derivatives at acquisition. The purchase price allocation is preliminary and subject to adjustment following completion of the valuation process and analysis of tax effects. The difference between the cost of acquisition and the values of net assets acquired has been presented as “unallocated purchase price”.
Condensed Balance Sheet at Acquisition1

Cash	$880
Other current assets	738
Property, plant and equipment	2,371
Goldcorp assets	298
Other assets	696
Unallocated purchase price	8,652

Total assets	13,635

Current liabilities	522
Goldcorp liabilities	77
Long-term debt	1,107
Other long-term obligations	1,799

Total liabilities	3,505

Net assets acquired	$10,130

1.	For the purposes of presenting a summary of assets and liabilities acquired, the balance sheet of Placer Dome at December 31, 2005 has been used as a proxy for the balance sheet on January 19, 2006. We do not expect any material differences between the balance sheet at January 19, 2006 and the balance sheet at December 31, 2005.
b) Sale of Operations to Goldcorp
Goldcorp has agreed, subject to conditions to acquire from us, all of Placer Dome’s Canadian properties and operations (other than Placer Dome’s offices in Vancouver and Toronto), including all mining, reclamation and exploration properties, Placer Dome’s interest in the La Coipa mine in Chile, 40% of Placer Dome’s interest in the Pueblo Viejo project in the Dominican Republic, certain related assets and, at the option of Goldcorp, our share in Agua de la Falda S.A., which includes our interest in the Jeronimo project (collectively, the “Goldcorp Assets’’). Goldcorp will be responsible for all liabilities relating solely to the Goldcorp Assets, including employment commitments and environmental, closure and reclamation liabilities (collectively, the “Goldcorp Liabilities’’).
     The estimated sales proceeds from Goldcorp are about $1,500 million, subject to certain adjustments on closing that are defined in the sale agreement. The results of operations will be consolidated into Barrick until the closing of the sale of operations to Goldcorp. On closing of the sale, the assets and liabilities relating to those operations, as well as a portion of the unallocated purchase price will be removed from our balance sheet. We do not expect to record a significant gain or loss on closing of the sale. At December 31, 2005, the carrying amount of assets was about $298 million and liabilities was about $77 million relating to the operations that will be sold to Goldcorp.

Barrick Annual Report 2005	Notes to Consolidated Financial Statements ■ 87

c) Pro Forma Information (Unaudited)
Pro Forma Consolidated Statement of Income

						Pro forma
						consolidated	Pro forma
						Barrick before	adjustments for
For the year ended December 31, 2005			Pro forma			sale of certain	sale of certain			Pro forma
($ millions of US dollars,	As reported		purchase			operations to	operations to			consolidated
except per share data in dollars)	Barrick	Placer Dome	adjustments[1]			Goldcorp	Goldcorp[2]			Barrick

Sales	$2,350	$1,978				$4,328	$(251)	(e	)	$4,077

Costs and expenses
Cost of sales[3]	1,214	1,271				2,485	(177)	(e	)	2,308
Amortization	427	264				691	(35)	(e	)	656
Corporate administration	71	68				139				139
Exploration, development and business development	141	178				319	(28)	(e	)	291

	1,853	1,781				3,634	(240)			3,394

Other (income) expense
Interest income	(38)	(44)	(5)	(a	)	(87)				(87)
Equity in investees	6	(4)				2	4	(e	)	6
Interest expense	7	92	48	(b	)	147	(49)	(b	)	98
Impairment of long-lived assets	—	—
Other	67	40	(21)	(c	)	86				86

	42	84	22			148	(45)			103

Income before income taxes and other items	455	113	(22)			546	34			580
Income tax expense	(60)	(21)	10	(d	)	(71)	(14)	(f	)	(85)
Minority interest	—	2				2				2

Income before cumulative effect of changes in accounting principles	395	94	(12)			477	20			497
Cumulative effect of changes in accounting principles, net of tax	6	(14)				(8)				(8)

Net income	$401	$80	$(12)			$469	$20			$489

Earnings per share data:
Net income
Basic and diluted	$0.75	$0.18								$0.57

1.	Adjustments to reflect certain estimated effects of purchase accounting.

2.	Adjustments to reflect the estimated effects of the sale of certain Placer Dome operations to Goldcorp.

3.	Exclusive of amortization.

88 ■ Notes to Consolidated Financial Statements	Barrick Annual Report 2005

Pro Forma Consolidated Balance Sheet

						Pro forma
						consolidated	Pro forma
						Barrick before	adjustments for
			Pro forma			sale of certain	sale of certain			Pro forma
As at December 31, 2005	As reported		purchase			operations to	operations to			consolidated
($ millions of US dollars)	Barrick	Placer Dome	adjustments[1]			Goldcorp	Goldcorp[2]			Barrick

Assets
Current assets
Cash and equivalents	$1,037	$880	152	(g	)	$2,069	$1,500	(t	)
							(1,344)	(u	)	$2,225
Restricted cash		150				150				150
Accounts receivable	54	152				206	(6)	(v	)	200
Inventories	402	310				712	(25)	(v	)	687
Other current assets	255	157				412				412

	1,748	1,649	152			3,549	125			3,674
Available-for-sale securities	62	22				84				84
Equity method investments	138	33				171	(33)	(v	)	138
Property, plant and equipment	4,146	2,592				6,738	(221)	(v	)	6,517
Capitalized mining costs	—	240	(240)	(h	)	—				—
Non-current ore in stockpiles	251	63				314	(11)	(v	)	303
Other assets	517	641	(17)	(i	)	1,141	(2)	(v	)	1,139
Goodwill	—	454	(454)	(j	)	—				—
Unallocated purchase price	—	—	8,500	(k	)	8,500	(1,279)	(w	)	7,221

Total assets	6,862	5,694	7,941			20,497	(1,421)			19,076

Liabilities and shareholders’ equity
Current liabilities
Accounts payable	386	305	25	(l	)	716	(24)	(v	)	692
Short-term debt	—	—	1,344	(m	)	1,344	(1,344)	(u	)	—
Current portion of long-term debt	80	152				232				232
Other current liabilities	94	89				183				183

	560	546	1,369			2,475	(1,368)			1,107
Long-term debt	1,721	1,107				2,828				2,828
Asset retirement obligations	409	294				703	(21)	(v	)	682
Other long-term obligations	208	260	1,051	(n	)	1,519	(32)	(v	)	1,487
Deferred income tax liabilities	114	247				361				361

Total liabilities	3,012	2,454	2,420			7,886	(1,421)			6,465

Shareholders’ equity Capital stock	4,222	2,555	152	(g	)
			(2,707)	(o	)
			8,761	(p	)	12,983				12,983
Retained earnings (deficit)	(341)	624	(624)	(q	)	(341)				(341)
Accumulated other comprehensive income	(31)	(12)	12	(r	)	(31)				(31)
Contributed surplus	—	73	(73)	(s	)	—				—

Total shareholders’ equity	3,850	3,240	5,521			12,611				12,611

Total liabilities and shareholders’ equity	$6,862	$5,694	7,941			$20,497	$(1,421)			$19,076

1.	Adjustments to reflect certain estimated effects of purchase accounting.

2.	Adjustments to reflect the estimated effects of the sale of certain Placer Dome operations to Goldcorp.

Barrick Annual Report 2005	Notes to Consolidated Financial Statements ■ 89

Basis of Presentation
This unaudited pro forma consolidated financial statement information has been prepared by us for illustrative purposes only to show the effect of the acquisition of Placer Dome by Barrick. The unaudited pro forma consolidated statement information assumes that Barrick will acquire all of Placer Dome’s outstanding shares and exchange any outstanding Placer Dome stock options for equivalent Barrick stock options. The unaudited pro forma consolidated financial statement information assumes that all in-the-money Placer Dome stock options will be exercised and included in the outstanding Placer Dome shares to be acquired by Barrick. Barrick has entered into an agreement with Goldcorp that will result in the sale of certain operations and projects of Placer Dome, including the Canadian operations, the La Coipa mine and a 40% interest in the Pueblo Viejo project. Barrick will receive about $1,500 million in cash from Goldcorp for the sale of these operations (assuming no adjustments are required). This unaudited pro forma consolidated financial statement information assumes that there will be no tax consequences to Barrick for the sale of these operations to Goldcorp. Pro forma adjustments for the assumed effect of the sale of these operations to Goldcorp on the results of operations of Barrick have been reflected in this unaudited pro forma consolidated financial statement information.
     The unaudited pro forma consolidated financial statement information is not intended to be indicative of the results that would actually have occurred, or the results expected in future periods, had the events reflected herein occurred on the dates indicated. Actual amounts recorded upon finalization of purchase price adjustments and subsequent sale of certain Placer Dome operations to Goldcorp will likely differ from those recorded in this unaudited pro forma consolidated financial statement information. Any potential synergies that may be realized and integration costs that may be incurred have been excluded from the unaudited pro forma financial statement information, including Placer Dome transaction costs and amounts payable under change of control agreements to certain members of management that are estimated at a combined total of $93 million. The information prepared is only a summary.
     In preparing the unaudited pro forma consolidated financial statement information, an initial review was undertaken to identify Placer Dome accounting policy differences where the impact was potentially material and could be reasonably estimated. Further accounting policy differences may be identified. In particular, we adopted EITF 04-6, Accounting for Stripping Costs Incurred during Production in the Mining Industry, effective January 1, 2005, whereas Placer Dome has not yet adopted EITF 04-6. Estimates concerning the impact of Placer Dome applying EITF 04-6 in the unaudited pro forma consolidated financial statement information have not yet been finalized and no adjustment has been recorded. The effects on the Placer Dome mines of adopting EITF 04-6 could be significant.
     The unaudited pro forma consolidated statement of income for the year ended December 31, 2005 has been prepared from the statements of income for each of Barrick and Placer Dome for the period after giving pro forma effect to the acquisition of Placer Dome by Barrick and subsequent sale of certain operations to Goldcorp as if both transactions had occurred on January 1, 2005 based on the assumptions below.
     The unaudited pro forma consolidated balance sheet as at December 31, 2005 has been prepared from the consolidated balance sheets of Barrick and Placer Dome as at December 31, 2005, after giving pro forma effect to the acquisition of Placer Dome by Barrick and subsequent sale of certain operations to Goldcorp as if both transactions had occurred on December 31, 2005 based on the assumptions below.
Pro Forma Assumptions and Adjustments
The acquisition of Placer Dome will be accounted for using the purchase method of accounting. Certain adjustments have been reflected in this unaudited pro forma consolidated statement of income to illustrate the effects of purchase accounting and to reflect the impact of the sale of certain Placer Dome operations to Goldcorp, where the impact could be reasonably estimated. In 2006, we will complete an exercise to value the identifiable assets and liabilities acquired, including any goodwill that may arise in the acquisition.
     On December 31, 2005, Placer Dome had certain convertible debt and stock options outstanding, which if converted/exercised would result in an increase in Placer Dome common shares outstanding by approximately 22.7 million shares. This unaudited pro forma consolidated financial statement information reflects the issuance by Placer Dome of approximately 10.1 million shares on exercise of in-the-money stock options

90 ■ Notes to Consolidated Financial Statements	Barrick Annual Report 2005

of Placer Dome at December 31, 2005, but excludes the impact of 12.6 million potential shares that could theoretically be issued due to the conversion/exercise of Placer Dome’s convertible debt and other stock options.
     We have not yet determined the fair value of all identifiable assets and liabilities acquired, the amount of the purchase price that may be allocated to goodwill, or the complete impact of applying purchase accounting on the income statement. Therefore, after reflecting the pro forma purchase adjustments identified to date, the excess of the purchase consideration over the adjusted book values of Placer Dome’s assets and liabilities has been presented as “unallocated purchase price”. In 2006, the fair value of all identifiable assets and liabilities acquired as well as any goodwill arising upon the acquisition will be determined. On completion of valuations, with a corresponding adjustment to the historic carrying amounts of property, plant and equipment, or on recording of any finite life intangible assets on acquisition, these adjustments will impact the measurement of amortization recorded in our consolidated income statement for periods after the date of acquisition. We estimate that a $100 million adjustment to the carrying amount of property, plant and equipment of Placer Dome would result in a corresponding adjustment to amortization expense in the pro forma statement of income by approximately $6 million for the year ended December 31, 2005. No pro forma adjustments have been reflected for any changes in deferred tax assets or liabilities that would result from recording Placer Dome’s identifiable assets and liabilities at fair value as the process of estimating the fair value of identifiable assets and liabilities is not complete.
Pro Forma Adjustments
The unaudited pro forma consolidated statement of income reflects the following adjustments as if the acquisition of 100% of Placer Dome and subsequent sale of certain operations to Goldcorp had occurred on January 1, 2005:
(a)	An increase in interest income by $5 million for the year ended December 31, 2005 to reflect interest income earned on the cash proceeds generated by the assumed exercise of Placer Dome stock options.

(b)	An increase in interest expense by $48 million for the year ended December 31, 2005 to reflect the interest costs (net of amounts that would have been capitalized to Barrick development projects) relating to the cash component of the Offer that will be financed through temporary credit facilities. A decrease in interest expense by $49 million for the year ended December 31, 2005 to reflect the assumed avoidance of interest on the temporary financing for the cash component of the Offer assuming the repayment of such financing from the receipt of cash proceeds from the sale of certain Placer Dome operations to Goldcorp.

(c)	A decrease in other expense by $21 million to de-recognize non-recurring transaction costs recorded by Placer Dome relating to the Barrick offer.

(d)	A credit to tax expense of $10 million for the year ended December 31, 2005 to reflect the tax effect of the pro forma purchase adjustments in (a) through (c).

(e)	Adjustments to de-recognize the revenues and expenses for the year ended December 31, 2005 relating to the Placer Dome operations that will be sold to Goldcorp.

(f)	Adjustments to de-recognize income tax expense for the operations that will be sold to Goldcorp for the year ended December 31, 2005 and to record the tax effect of other pro forma adjustments relating to the sale of certain Placer Dome operations to Goldcorp.
The unaudited pro forma consolidated balance sheet reflects the following adjustments as if the acquisition of 100% of Placer Dome and subsequent sale of certain operations to Goldcorp had occurred on December 31, 2005:
(g)	An increase in cash and equivalents by $152 million with a corresponding increase in Placer Dome’s capital stock, to reflect the proceeds received by Placer Dome on exercise of 10.1 million in-the-money Placer Dome stock options.

(h)	A reduction in capitalized mining costs by $240 million to de-recognize this asset of Placer Dome, which will not be recorded as a separate identifiable asset on acquisition.

(i)	A reduction in other assets by $17 million to de-recognize deferred debt issue costs of Placer Dome that will not be recorded as a separate identifiable asset on acquisition.

(j)	The de-recognition of goodwill of $454 million that was recorded by Placer Dome for previous business combinations.

(k)	An adjustment of $8,500 million to reflect the unallocated purchase price.

Barrick Annual Report 2005	Notes to Consolidated Financial Statements ■ 91

(l)	An increase in accounts payable by $25 million to record estimated transaction costs relating to the acquisition of Placer Dome.

(m)	An increase in short-term debt by $1,344 million to reflect temporary financing by Barrick for the cash component of the Offer.

(n)	An increase in other long-term obligations by $1,051 million to record the estimated fair value of Placer Dome’s metal sales contracts at December 31, 2005.

(o)	A reduction in capital stock of $2,707 million to de-recognize Placer Dome’s historic capital stock (including the adjustment for the assumed exercise of in-the-money stock options).

(p)	An increase in capital stock by $8,761 million to record the value of common shares of Barrick issued in respect of the assumed share component of the Offer.

(q)	An adjustment of $624 million to de-recognize Placer Dome’s historic retained earnings. (r) An adjustment of $12 million to de-recognize Placer Dome’s historic accumulated other comprehensive income.

(r)	An adjustment of $12 million to de-recognize Placer Dome’s historic accumulated other comprehensive income.

(s)	An adjustment of $73 million to de-recognize Placer Dome’s historic contributed surplus. (t) An increase in cash and equivalents by $1,500 million to record the assumed cash receipts by Barrick for the sale of the Placer Dome operations to Goldcorp.

(t)	An increase in cash and equivalents by $1,500 million to record the assumed cash receipts by Barrick for the sale of the Placer Dome operations to Goldcorp.

(u)	A decrease in cash and equivalents by $1,344 million and a corresponding decrease in short-term debt to reflect the assumed repayment of the temporary financing used to fund the cash component of the Offer upon the receipt of the cash proceeds from Goldcorp relating to the sale of certain Placer Dome operations.

(v)	Adjustments to de-recognize the estimated carrying amount of the Placer Dome assets and liabilities included in the Placer Dome operations that will be sold to Goldcorp.

(w)	A reduction in the unallocated purchase price by $1,279 million to adjust for the unallocated purchase price relating to the sale of Placer Dome operations to Goldcorp.
Pro Forma Earnings Per Share

For the year ended December 31, 2005
(millions of shares or US dollars, except per share data in dollars)

Actual weighted average number of Barrick common shares outstanding	536
Assumed number of Barrick common shares issued to Placer Dome shareholders	323

Pro forma weighted average number of Barrick common shares outstanding	859

Pro forma net income	$489

Pro forma earnings per share — basic	$0.57

Pro forma weighted average number of Barrick common shares outstanding	859
Dilutive effect of stock options	2

Pro forma weighted average number of Barrick common shares outstanding — diluted	861

Pro forma earnings per share — diluted	$0.57

d) Summary Historical Placer Dome Financial Information (Unaudited)
While there are publicly-traded shares of Placer Dome outstanding, we are required to present certain summary consolidated financial information relating to Placer Dome. This information has been prepared on a historical cost basis in accordance with the US GAAP accounting policies of Placer Dome, which in certain respects differ from the accounting policies of Barrick.

For the years ended December 31	2005	2004

Income statement information
Total revenues	$1,978	$1,888
Net income	$80	$284

Balance sheet information
Current assets	$1,649	$1,636
Non-current assets	4,045	3,908
Current liabilities	546	453
Non-current liabilities	1,908	1,927

Net assets	$3,240	$3,164

e) Acquisition of Mineral Interest in Pakistan
On February 14, 2006, we entered into an agreement with Antofagasta plc (“Antofagasta”) to acquire 50% of Tethyan Copper Company’s (“Tethyan”) Reko Diq project and associated mineral interests in Pakistan in the event that Antofagasta is successful in its bid to acquire Tethyan. Upon successful completion of the bid, we will reimburse Antofagasta approximately $100 million in cash for 50% of the acquisition, including the claw-back right to be acquired/extinguished from BHP Billiton who have a right to claw back a material interest in certain Tethyan’s mineral interests.

92 ■ Notes to Consolidated Financial Statements	Barrick Annual Report 2005

4 ■ Segment Information

Our operations are managed on a regional basis. Our four regional business units are North America, Australia/Africa, South America and Russia/Central Asia. Financial information for each of our mines and our exploration group is reviewed regularly by our chief operating decision maker.
     Segment income for operating segments comprises segment revenues less segment operating costs and segment amortization in the format that internal management reporting is presented to the chief operating decision maker. For internal management reporting purposes, we measure segment revenues and income using the average consolidated realized gold selling price for each period. Segment expenses represent our internal presentation of costs incurred to produce gold at each operating mine, and exclude the following costs that we do not allocate to operating segments: environmental remediation costs at closed mines; regional business unit overhead; amortization of corporate assets; business development costs; administration costs; impairments of long-lived assets; other income/expense; and the costs of financing their activities. Segment expenses for development projects and the exploration group represent expensed exploration, mine development and mine start-up costs.
Income Statement Information

	Gold sales			Segment expenses[1]			Segment income (loss)
For the years ended December 31	2005	2004	2003	2005	2004	2003	2005	2004	2003

Goldstrike	$877	$745	$813	$510	$478	$533	$217	$118	$120
Round Mountain	164	148	139	93	85	68	54	46	51
Eskay Creek	72	112	130	8	9	18	38	52	65
Other producing mines	136	135	148	84	79	90	32	34	33

North America	1,249	1,140	1,230	695	651	709	341	250	269

Kalgoorlie	177	183	153	101	109	88	56	54	45
Plutonic	109	122	120	66	69	62	33	42	48
Bulyanhulu	129	135	109	108	96	74	(13)	5	(2)
Other producing mines	165	101	91	97	60	55	37	27	24
Cowal	—	—	—	9	1	—	(9)	(1)	—

Australia/Africa	580	541	473	381	335	279	104	127	115

Pierina	273	251	332	87	72	79	114	72	87
Lagunas Norte	248	—	—	62	12	29	157	(12)	(29)
Veladero	—	—	—	5	5	18	(5)	(5)	(18)
Pascua-Lama	—	—	—	6	4	—	(6)	(4)	—
Other	—	—	—	—	3	—	—	(3)	—

South America	521	251	332	160	96	126	260	48	40

Exploration group	—	—	—	109	96	67	(109)	(96)	(67)

Segment total	$2,350	$1,932	$2,035	$1,345	$1,178	$1,181	$596	$329	$357

1.	In 2005, we revised our internal definition of segment expenses to include accretion expense. Segment information for all the years presented reflects this change in the measurement of segment expenses.

Barrick Annual Report 2005	Notes to Consolidated Financial Statements ■ 93

Geographic Information

For the years ended	Assets		Gold sales
December 31	2005	2004	2005	2004	2003

United States	$1,991	$1,976	$1,073	$911	$970
Canada	531	406	176	229	260

North America	2,522	2,382	1,249	1,140	1,230

Australia	1,010	838	401	406	364
Tanzania	787	774	179	135	109

Australia/Africa	1,797	1,612	580	541	473

Peru	675	811	521	251	332
Argentina	1,001	645	—	—	—
Chile	222	120	—	—	—

South America	1,898	1,576	521	251	332

Other	645	717	—	—	—

	$6,862	$6,287	$2,350	$1,932	$2,035

Reconciliation of Segment Income

For the years ended December 31	2005	2004	2003

Segment income	$596	$329	$357
Other expenses at producing mines	—	8	(8)
Amortization of corporate assets	(18)	(27)	(25)
Business development costs	(10)	(18)	(17)
Corporate administration	(71)	(71)	(73)
Equity in investees	(6)	—	—
Interest income	38	25	31
Interest expense	(7)	(19)	(44)
Impairment of long-lived assets	—	(139)	(5)
Other income (expense)	(67)	(43)	6

Income before income taxes and other items	$455	$45	$222

Asset Information

	Segment assets		Amortization[1]			Segment capital expenditures
For the years ended December 31	2005	2004	2005	2004	2003	2005	2004	2003

Goldstrike	$1,395	$1,290	$150	$149	$160	$162	$72	$51
Round Mountain	52	67	17	17	20	1	5	6
Eskay Creek	66	91	26	51	47	2	7	5
East Archimedes	36	—	—	—	—	35	—	—
Other operating segments	82	91	20	22	25	18	20	18

North America	1,631	1,539	213	239	252	218	104	80

Plutonic	106	92	10	11	10	20	15	44
Kalgoorlie	354	277	20	20	20	12	10	14
Cowal	412	130	—	—	—	258	73	24
Bulyanhulu	574	566	34	34	37	37	46	36
Tulawaka	80	70	15	—	—	8	48	1
Other operating segments	93	89	16	14	12	18	12	21

Australia/Africa	1,619	1,224	95	79	79	353	204	140

Pierina	236	269	72	107	166	20	8	17
Lagunas Norte	384	220	29	—	—	141	182	4
Veladero	783	443	—	—	—	266	284	68
Pascua-Lama	389	286	—	—	—	98	35	9

South America	1,792	1,218	101	107	166	525	509	98

Segment total	5,042	3,981	409	425	497	1,096	817	318
Cash and equivalents	1,037	1,398	—	—	—	—	—	—
Other items not allocated to segments	783	908	18	27	25	8	7	4

Enterprise total	$6,862	$6,287	$427	$452	$522	$1,104	$824	$322

1.	Includes amortization on assets under capital lease.

94 ■ Notes to Consolidated Financial Statements	Barrick Annual Report 2005

5 ■ Revenue and Gold Sales Contracts

For the years ended December 31	2005	2004	2003

Gold bullion sales
Spot market sales	$1,940	$1,111	$426
Gold sales contracts	300	709	1,504

	2,240	1,820	1,930
Concentrate sales	110	112	105

	$2,350	$1,932	$2,035

We record revenue when the following conditions are met: persuasive evidence of an arrangement exists; delivery and transfer of title have occurred under the terms of the arrangement; the price is fixed or determinable; and collectability is reasonably assured.
Bullion Sales
We record revenue from gold and silver bullion sales at the time of physical delivery, which is also the date that title to the gold or silver passes. The sales price is fixed at the delivery date based on either the terms of gold sales contracts or the gold spot price. Incidental revenues from the sale of by-products such as silver are classified within cost of sales.
     At December 31, 2005, we had fixed-price gold sales contracts with various customers for a total of 12.5 million ounces of future gold production and floating-price gold sales contracts for 0.7 million ounces. In 2005, we allocated 6.5 million ounces of fixed-price gold sales contracts specifically to Pascua-Lama. The allocation of these contracts will help reduce gold price risk at Pascua-Lama and will help secure financing for its construction. In addition to the gold sales contracts allocated to Pascua-Lama, we have 6 million ounces of Corporate gold sales contracts that we intend to settle through delivery of future gold production from our operating mines and development projects, excluding Pascua-Lama. The terms of the contracts are governed by master trading agreements (MTAs) that we have in place with the customers. The contracts have final delivery dates primarily over the next 10 years, but we have the right to settle these contracts at any time over this period. Contract prices are established at inception through to an interim date. If we do not deliver at this interim date, a new interim date is set. The price for the new interim date is determined in accordance with the MTAs which have contractually agreed price adjustment mechanisms based on the market gold price. The MTAs have both fixed and floating price mechanisms. The fixed-price mechanism represents the market price at the start date (or previous interim date) of the contract plus a premium based on the difference between the forward price of gold and the current market price. If at an interim date we opt for a floating price, the floating price represents the spot market price at the time of delivery of gold adjusted based on the difference between the previously fixed price and the market gold price at that interim date. The final realized selling price under a contract primarily depends upon the timing of the actual future delivery date, the market price of gold at the start of the contract and the actual amount of the premium of the forward price of gold over the spot price of gold for the periods that fixed selling prices are set. The mark-to-market value of the fixed-price gold sales contracts (at December 31, 2005) was negative $1,453 million for the Pascua-Lama gold sales contracts and negative $1,277 million for the Corporate gold sales contracts.
     The difference between the forward price of gold and the current market price, referred to as contango, can be expressed as a percentage that is closely correlated to the difference between US dollar interest rates and gold lease rates. Historically short-term gold lease rates have been lower than longer-term rates. We use gold lease rate swaps to achieve a more economically optimal term structure for gold lease rates implicit in contango. Under the swaps we receive a fixed gold lease rate, and pay a floating gold lease rate, on a notional 1 million ounces of gold spread from 2005 to 2013. The swaps are associated with fixed-price gold sales contracts with expected delivery dates beyond 2006. Lease rate swaps are classified as non-hedge derivatives (note 16c) and had a fair value of $66 million at December 31, 2005 (2004: $74 million).
     Floating spot price sales contracts were previously fixed-price forward sales contracts for which, in accordance with the terms of our MTAs, we have elected to receive floating spot gold and silver prices, adjusted based on the difference between the spot price and the contract price at the time of such election. Floating prices were elected for these contracts so that we could economically regain spot gold price leverage under the terms of delivery into these contracts. Furthermore, floating price mechanisms were elected for these contracts at a time when the then current market price was higher than the fixed price in the contract. The mark-to-market value of these contracts (at December 31, 2005) was negative $89 million, which equates to an average reduction to the future spot sales price of approximately $127 per ounce, when we deliver gold at spot prices against these contracts.
     At December 31, 2005, one customer made up 11% of the ounces committed under gold bullion sales contracts.

Barrick Annual Report 2005	Notes to Consolidated Financial Statements ■ 95

Concentrate Sales
Our Eskay Creek and Bulyanhulu mines produce gold in concentrate form. Our Pascua-Lama mine will also produce gold in concentrate form. Under the terms of concentrate sales contracts with independent smelting companies, gold sales prices are set on a specified future date after shipment based on market prices. We record revenues under these contracts at the time of shipment, which is also when title passes to the smelting companies, using forward market gold prices on the expected date that final sales prices will be fixed. Variations between the price recorded at the shipment date and the actual final price set under the smelting contracts are caused by changes in market gold prices, and result in an embedded derivative in the accounts receivable. The embedded derivative is recorded at fair value each period until final settlement occurs, with changes in fair value classified as a component of revenue. The notional amount typically outstanding is between ten and fifteen thousand ounces.
6 ■ Cost of Sales

For the years ended December 31	2005	2004	2003

Cost of goods sold[1]	$1,265	$1,128	$1,118
By-product revenues[2]	(132)	(146)	(114)
Royalty expense	63	53	50
Mining taxes	18	12	15

	$1,214	$1,047	$1,069

1.	Cost of goods sold includes accretion expense at producing mines of $11 million (2004: $11 million; 2003: $10 million). The cost of inventory sold in the period reflects all components capitalized to inventory, except that, for presentation purposes the component of inventory cost relating to amortization of property, plant and equipment is classified in the income statement under “amortization”. Some companies present this amount under “cost of sales”. The amount presented in amortization rather than cost of sales was $409 million in 2005; $425 million in 2004 and $497 million in 2003. In 2004, cost of goods sold includes the reversal of $15 million of accrued costs on resolution of the Peruvian tax assessment (see note 8).

2.	We use silver sales contracts to sell a portion of silver produced as a by-product. Silver sales contracts have similar delivery terms and pricing mechanisms as gold sales contracts. At December 31, 2005, we had fixed-price commitments to deliver 14.8 million ounces of silver at an average price of $5.92 per ounce and floating spot price silver sales contracts for 7.5 million ounces over periods primarily of up to 10 years. The mark-to-market on silver sales contracts (at December 31, 2005) was negative $52 million.
Royalties
Certain of our properties are subject to royalty arrangements based on mineral production at the properties. The most significant royalties are at the Goldstrike and Bulyanhulu mines and the Pascua-Lama and Veladero projects. The primary type of royalty is a net smelter return (NSR) royalty. Under this type of royalty we pay the holder an amount calculated as the royalty percentage multiplied by the value of gold production at market gold prices less third-party smelting, refining and transportation costs. Most Goldstrike production is subject to an NSR or net profits interest (NPI) royalty. The highest Goldstrike royalties are a 5% NSR and a 6% NPI royalty. Bulyanhulu is subject to an NSR-type royalty of 3%. Pascua-Lama gold production from the areas located in Chile is subject to a gross proceeds sliding scale royalty, ranging from 1.5% to 10%, and a 2% NSR on copper production. For areas located in Argentina, Pascua-Lama is subject to a 3% NSR on extraction of all gold, silver and other minerals. Production at Veladero is subject to a 3.75% NSR on extraction of all gold, silver and other minerals. Production at Lagunas Norte is subject to a 2.51% NSR on extraction of all gold and other minerals.
     Royalty expense is recorded at the time of sale of gold production, measured using the applicable royalty percentage for NSR royalties or estimates of NPI amounts.
7 ■ Other (Income) Expense

a) Impairment of Long-lived Assets

For the years ended December 31	2005	2004	2003

Eskay Creek[1]	$—	$58	$—
Peruvian exploration properties[2]	—	67	—
Other	—	14	5

	$—	$139	$5

1.	The asset group that comprises the Eskay Creek mine was tested for impairment effective December 31, 2004. The principal factors that caused us to test this asset group for impairment included: downward revisions to proven and probable reserves; the impact of the continued strengthening of the C$ against the US$ and upward revisions to expected asset retirement costs in the fourth quarter of 2004. An impairment charge of $58 million was recorded, which represents the amount by which the carrying amount of the asset group exceeds its estimated fair value. Fair value was estimated using the method described in note 13c.

2.	At the end of 2004, upon completion of the exploration program for the year, we assessed the results and updated our future plans for various exploration properties in Peru that were originally acquired through the Arequipa acquisition in 1996. We concluded that the results and future potential did not merit any further investment for these properties. The assets were tested for impairment, and an impairment charge of $67 million was recorded that reflects the amounts by which their carrying amounts exceed their estimated fair values. The fair value of this group of assets was judged to be minimal due to the unfavorable results of exploration work on the properties.

96 ■ Notes to Consolidated Financial Statements	Barrick Annual Report 2005

b) Other

For the years ended December 31	2005	2004	2003

Non-hedge derivative gains (note 16c)	$(6)	$(5)	$(71)
Gains on sale of mining property, plant and equipment[1]	(5)	(36)	(36)
Gains on sale of investments (note 11)	(17)	(6)	(4)
Gain on Kabanga transaction	(15)	—	—
Environmental remediation costs[2]	28	36	48
Accretion expense at closed mines (note 17)	10	7	7
Impairment charges on investments (note 11)	16	5	11
World Gold Council fees	10	9	10
Inmet settlement	—	—	16
Legal costs for major litigation	8	5	3
Currency translation (gains) losses	(3)	1	(2)
Pension expense (note 23b)	1	—	4
Peruvian tax assessment	—	(6)	—
Severance at closed mines	—	4	—
Other items[3]	40	29	8

	$67	$43	$(6)

1.	In 2005, we sold some land positions in Australia. In 2004 we sold various mining properties, including the Holt-McDermott mine in Canada and certain land positions around our inactive mine sites in the United States. In 2003 we sold various mining properties, including several land positions around inactive mine sites in the United States, as well as the East Malartic Mill and Bousquet mine in Canada. The majority of these land positions were fully amortized in prior years and therefore any proceeds generate gains on sale, before selling costs and taxes.

2.	Includes costs at development projects and closed mines and changes in the expected costs of AROs at closed mines.

3.	Includes certain costs incurred at regional business units that are not direct or indirect production costs.
Kabanga Transaction
In April 2005, we finalized a joint-venture agreement with Falconbridge Limited (“Falconbridge”) for the Kabanga nickel deposit and related concessions located in Tanzania. Under the terms of the agreement, Falconbridge acquired a 50% indirect joint venture interest for $15 million cash and a funding commitment and has agreed to be the operator of the joint venture. On closing of the transaction with Falconbridge we recorded a gain of $15 million.
     Over the next several years, Falconbridge will fund and conduct a further $50 million work plan that will include additional exploration and infill drilling, and technical work to update the resource model for Kabanga and bring the project towards feasibility. Falconbridge has initiated the establishment of a dedicated team in Tanzania to coordinate and advance the work plan. After expenditures of $50 million, Falconbridge will decide on whether to proceed with the project. If Falconbridge proceeds with the project, they will fund the next $95 million of any project development expenditures to advance the Kabanga project. Thereafter, Falconbridge and Barrick will share equally in joint-venture revenues and expenditures. Until Falconbridge has fully funded its commitment under the agreement, we are not obligated to share in any revenues and expenditures and none of the expenditures on the project will be recorded in our financial statements.
Environmental Remediation Costs
During the production phases of a mine, we incur and expense the cost of various activities connected with environmental aspects of normal operations, including compliance with and monitoring of environmental regulations; disposal of hazardous waste produced from normal operations; and operation of equipment designed to reduce or eliminate environmental effects. In limited circumstances, costs to acquire and install plant and equipment are capitalized during the production phase of a mine if the costs are expected to mitigate risk or prevent future environmental contamination from normal operations.
     When a contingent loss arises from the improper use of an asset, a loss accrual is recorded if the loss is probable and reasonably estimable. Amounts recorded are measured on an undiscounted basis, and adjusted as further information develops or if circumstances change. Recoveries of environmental remediation costs from other parties are recorded as assets when receipt is deemed probable.
Inmet Settlement
In November 2003, we paid Inmet C$111 million (US$86 million), in full settlement of the Inmet litigation. The settlement resulted in an expense of US$14 million in fourth quarter 2003, combined with post-judgment interest of $2 million in the first nine months of 2003.

Barrick Annual Report 2005	Notes to Consolidated Financial Statements ■ 97

8 ■ Income Tax Expense (Recovery)

For the years ended December 31	2005	2004	2003

Current
Canada	$(3)	$19	$40
International	93	24	14

	$90	$43	$54

Deferred
Canada	$(15)	$(26)	$(32)
International	22	7	45

	$7	$(19)	$13

Income tax expense before elements below[1]	$97	$24	$67
Outcome of tax uncertainties	—	(141)	—
Change in tax status in Australia	(5)	(81)	—
Net release of beginning of year valuation allowances	(32)	(5)	(62)

Total expense (recovery)	$60	$(203)	$5

1.	All amounts are deferred tax items except for a $21 million portion of the $141 million recovery on resolution of the Peruvian tax assessment in 2004, which is a current tax item.
Outcome of Tax Uncertainties
Peruvian Tax Assessment
On September 30, 2004, the Tax Court of Peru issued a decision in our favor in the matter of our appeal of a 2002 income tax assessment of $32 million, excluding interest and penalties. The 2002 income tax assessment related to a tax audit of our Pierina Mine for the 1999 and 2000 fiscal years. The assessment mainly related to the validity of a revaluation of the Pierina mining concession, which affects its tax basis. Under the valuation proposed by the Peruvian tax agency, SUNAT, the tax basis of the Pierina mining concession would have changed from what we previously assumed with a resulting increase in current and deferred income taxes. The full life-of-mine effect on current and deferred income tax liabilities totaling $141 million was fully recorded at December 31, 2002, as well as other related costs of about $21 million ($15 million post-tax).
     In January 2005, we received confirmation in writing that there would be no appeal of the September 30, 2004 Tax Court of Peru decision. The confirmation concluded the administrative and judicial appeals process with resolution in Barrick’s favor. In 2004, we recorded a $141 million reduction in current and deferred income tax liabilities and a $21 million reduction in other accrued costs in 2004, $15 million of which is classified in cost of sales and $6 million of which is classified in other (income) expense. Notwithstanding the favorable Tax Court decision we received in 2004 on the 1999 to 2000 revaluation matter, on audit, SUNAT has reassessed us on the same issue for 2001 to 2003. We and our advisors believe that the audit reassessment has no merit, that we will prevail, and accordingly no provision has been booked.
Changes in Tax Status in Australia
A tax law was enacted in Australia in 2002 that allows wholly owned groups of companies resident in Australia to elect to be treated as a single entity and to file consolidated tax returns. This regime is elective and the election is irrevocable. Under certain circumstances, the rules governing the election allow for a choice to reset the tax cost basis of certain assets within a consolidated group. Our election, which was effective for our 2004 fiscal year, resulted in an estimated upward revaluation of the tax basis of our assets in Australia, by $110 million, with a corresponding $33 million adjustment to deferred taxes. In 2005, based on additional facts and refinements, the adjustment was increased by $5 million.
     Also in 2004, we filed an election to use the US dollar as the functional currency for Australian tax calculations and tax returns, whereas previously the Australian dollar was used. Prior to this election, the favorable impact of changes in the tax basis of non-monetary assets caused by changes in the US$:A$ exchange rate were not recorded, as their realization was not certain. The election in 2004 created certainty about the realization of these favorable tax temporary differences and resulted in our recognition of these as deferred tax assets amounting to $48 million. The impact of the change in tax status was to increase the amount of deductible temporary differences relating to non-monetary assets by $48 million.
Release of Beginning of Year Valuation Allowances
In 2005, we released valuation allowances totaling $31 million in Argentina, relating to the effect of the higher gold price environment and the anticipated commencement of sales in 2006. We released valuation allowances of $2 million in Canada reflecting utilization of capital losses.

98 ■ Notes to Consolidated Financial Statements	Barrick Annual Report 2005

     In 2004, we released valuation allowances totaling $5 million relating to the consolidated tax return election in Australia. Valuation allowances released in 2003 mainly included: $21 million in North America following a corporate reorganization of certain subsidiaries that enabled us to utilize certain previously unrecognized tax assets; $16 million in Australia realized in 2003 due to an increase in taxable income from higher gold prices; and $15 million in Argentina after the approval to begin construction of our new Veladero mine and classification of mineralization as a proven and probable reserve.
Reconciliation to Canadian Federal Rate

For the years ended December 31	2005	2004	2003

At 38% statutory federal rate	$173	$17	$84
Increase (decrease) due to:
Allowances and special tax deductions[1]	(92)	(70)	(47)
Impact of foreign tax rates[2]	(51)	(5)	(42)
Expenses not tax-deductible	9	10	11
Release of beginning of year valuation allowances	(32)	(5)	(62)
Impact of changes in tax status in Australia	(5)	(81)	—
Valuation allowances set up against current year tax losses	59	65	53
Outcome of tax uncertainties	—	(141)	—
Mining taxes	1	5	9
Other items	(2)	2	(1)

Income tax expense (recovery)	$60	$(203)	$5

1.	We are able to claim certain allowances and tax deductions unique to extractive industries that result in a lower effective tax rate.

2.	We operate in multiple foreign tax jurisdictions that have tax rates different than the Canadian federal rate.
Income Tax Returns
Our income tax returns for the major jurisdictions where we operate have been fully examined through the following years: Canada — 2001, United States — 2001, and Peru — 2003.
9 ■ Earnings per Share

For the years ended December 31
($ millions, except shares in millions
and per share amounts in dollars)	2005	2004	2003

Income before cumulative effect of changes in accounting principles	$395	$248	$217
Cumulative effect of changes in accounting principles	6	—	(17)

Income available to common stockholders	$401	$248	$200

Weighted average shares outstanding
Basic	536	533	539
Effect of dilutive stock options	2	1	—

Diluted	538	534	539

Earnings per share
Income before cumulative effect of changes in accounting principles
Basic	$0.74	$0.47	$0.40
Diluted	$0.73	$0.46	$0.40
Net income
Basic	$0.75	$0.47	$0.37
Diluted	$0.75	$0.46	$0.37

Earnings per share is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if additional common shares are assumed to be issued under securities that entitle their holders to obtain common shares in the future. The number of additional shares for inclusion in diluted earnings per share calculations is determined using the treasury stock method, whereby stock options, whose exercise price is less than the average market price of our common shares, are assumed to be exercised and the proceeds are used to repurchase common shares at the average market price for the period. The incremental number of common shares issued under stock options and repurchased from proceeds is included in the calculation of diluted earnings per share.
     On January 19, 2006 and February 3, 2006, together, we issued 304 million shares to acquire a 94% interest in the outstanding common shares of Placer Dome. We intend to acquire the remaining 6% interest through a compulsory acquisition procedure.

Barrick Annual Report 2005	Notes to Consolidated Financial Statements ■ 99

10 ■ Operating Cash Flow — Other Items

For the years ended December 31	2005	2004	2003

Income statement items:
Currency translation (gains) losses	$(3)	$1	$5
(Gains) losses on investments (note 11)	(17)	(6)	(4)
Gain on Kabanga transaction	(15)	—	—
Impairment charges on investments	16	5	11
Accounting changes (note 2e)	(6)	—	17
Equity in investee	(6)	—	—
Accretion expense (note 17)	21	18	17
Non-hedge derivative gains (note 16c)	(6)	(5)	(71)
Inmet litigation (note 7b)	—	—	16
ARO charges at closed mines (note 17)	15	22	10
Amortization of debt issue costs	2	3	1
Write-downs of inventory (note 12)	15	9	3
Changes in:
Accounts receivable	4	(2)	3
Inventories	(151)	(51)	(1)
Capitalized mining costs	—	9	37
Goods and services taxes	(16)	(68)	(14)
Accounts payable	80	4	4
Other assets and liabilities	—	(8)	(75)
Other items	—	—	4

Other net operating activities	$(67)	$(69)	$(37)

Operating cash flow includes net receipts (payments) for:
Asset retirement obligations	$(30)	$(33)	$(40)
Income taxes	(80)	(45)	(111)
Pension plan contributions	(20)	(22)	(23)
Interest	(112)	(57)	(48)

11 ■ Investments

Available-for-sale Securities

	2005		2004
	Fair	Gains in	Fair	Gains in
At December 31	value	OCI	value	OCI

Benefit plans:[1]
Fixed-income securities	$4	$—	$11	$—
Equity securities	17	1	19	10
Other investments:
Equity securities[2]	38	11	29	11
Restricted cash	3	—	2	—

	$62	$12	$61	$21

1.	Under various benefit plans for certain former Homestake executives, a portfolio of marketable fixed-income and equity securities are held in a rabbi trust that is used to fund obligations under the plans.

2.	At December 31, 2005, there were no available-for-sale securities in an unrealized loss position.
Available-for-sale securities are recorded at fair value with unrealized gains and losses recorded in other comprehensive income (“OCI”). Realized gains and losses are recorded in earnings when investments mature or on sale, calculated using the average cost of securities sold. If the fair value of an investment declines below its carrying amount, we undertake an assessment of whether the impairment is other-than-temporary. We consider all relevant facts or circumstances in this assessment, particularly: the length of time and extent to which fair value has been less than the carrying amount; the financial condition and near-term prospects of the investee, including any specific events that have impacted its fair value; both positive and negative evidence that the carrying amount is recoverable within a reasonable period of time; and our ability and intent to hold the investment for a reasonable period of time sufficient for an expected recovery of the fair value up to or beyond the carrying amount. We record in earnings any unrealized declines in fair value judged to be other than temporary. Total proceeds from the sale of investments were $10 million in 2005 (2004: $9 million; 2003: $8 million).
Gains (Losses) on Investments Recorded in Earnings

For the years ended December 31	2005	2004	2003

Realized on sale
Gains	$17	$6	$5
Losses	—	—	(1)

	17	6	4
Impairment charges	(16)	(5)	(11)

	$1	$1	$(7)

Investment in Celtic Resources Holdings PLC (“Celtic”)
On January 5, 2005, we completed a subscription for 3,688,191 units of Celtic for a price of $7.562 per unit for a total cost of $30 million. Each unit consisted of one ordinary share of Celtic and one-half of one share purchase warrant. On June 1, 2005, the number of warrants held increased under the terms of the subscription agreement by 922,048 warrants to 2,766,143 warrants. Each whole warrant entitles us to acquire one ordinary share of Celtic for $7.562, expiring on December 31, 2007. We allocated $25 million to the ordinary shares and $5 million to the share purchase warrants based on their relative fair values at acquisition. At December 31, 2005, we held a 9% combined direct and indirect interest in Celtic’s outstanding common shares. The investment in common shares is classified as an available-for-sale security. In the second half of 2005, the fair value of the

100 ■ Notes to Consolidated Financial Statements	Barrick Annual Report 2005

investment in common shares declined below cost and at the end of 2005 we concluded that the impairment was “other-than-temporary” and recorded a $12 million impairment charge. We concluded that the share purchase warrants are derivative instruments as defined by FAS 133. The warrants, which are classified as non-hedge derivatives, are recorded at their estimated fair value in the balance sheet with changes in fair value recorded in non-hedge derivative gains/losses. The fair value of the share purchase warrants was $0.5 million at December 31, 2005.
     At the time of the initial subscription, Celtic granted us the right to acquire 50% of any interest in any mineral property in Kazakhstan that Celtic acquires in the future for a period of 12 months after any such acquisition for an amount equal to 50% of the cost to Celtic of its interest in the mineral property. No such rights have been exercised since the initial subscription.
Equity Method Investments

	2005		2004
	Fair	Carrying	Fair	Carrying
	value[1]	amount	value[1]	amount

Highland Gold Mining PLC	$134	$131	$75	$86
Diamondex Resources Ltd.	6	7	—	—

	$140	$138	$75	$86

1.	Based on the closing market stock price.
Under the equity method we record our equity share of the income or loss of equity investees each period. On acquisition of an equity investment the underlying identifiable assets and liabilities of an equity investee are recorded at fair value and the income or loss of equity investees is based on these fair values. If the cost of any equity investment exceeds the total amount of the fair value of identifiable assets and liabilities, any excess is accounted for in a manner similar to goodwill, with the exception that an annual goodwill impairment test is not required. The carrying amount of each investment in an equity investee is evaluated for impairment using the same method as an available-for-sale security.
Highland Gold Mining PLC (“Highland”)
We hold a 20% interest in Highland that was acquired for cash in three tranches: 11.1 million common shares for a cost of $46 million in 2003; 9.3 million common shares for a cost of $40 million in 2004; and 11 million common shares in 2005 for a cost of $50 million.
     Following the increase in our ownership to 20% in 2005, we re-evaluated the accounting method used for this investment and concluded that the equity method is the most appropriate. Previously the investment was classified as an available-for-sale security. We have recorded our equity share of income or loss of Highland each period based on our actual ownership interest for the period from fourth quarter 2003. Under a transition to equity accounting, US GAAP requires financial statements for prior periods to be revised to reflect the equity accounting treatment.
     The difference between the cost of our investment in Highland and the underlying historic cost of net assets was $108 million at April 30, 2005. After finalizing valuations for the assets and liabilities of Highland in fourth quarter 2005, the difference between the cost of our investment and the underlying fair value of assets and liabilities, representing goodwill, was $85 million. On completion of the valuations, we revised our equity pick up to reflect accounting based on the fair values of Highland’s assets and liabilities.
     We have participation agreements with Highland, under which we have the right to participate for up to 50% in any acquisition made by Highland in Russia, with a similar right for Highland on any acquisition made by us in certain regions in Russia, excluding Irkutsk. We have a right of first refusal with respect to any third-party investment in Highland’s Mayskoye property in the Chukotka region, Russia, and we plan to pursue discussions with Highland regarding Mayskoye.
     On June 29, 2005, we entered into a purchase agreement with Highland pursuant to which we purchased a 50% interest in the Taseevskoye deposit (“Taseevskoye”). The purchase price was $13 million. Highland currently holds Taseevskoye through a subsidiary that owns other assets and liabilities. Highland has agreed to restructure the ownership of Taseevskoye into a separate Russian company. In connection with the purchase, Highland issued to us a warrant which entitles us to apply the purchase price as payment for an equivalent number of Highland shares, based on a price of $3.10 per share, subject to adjustment under certain circumstances, if Highland does not restructure the ownership of Taseevskoye prior to June 1, 2006.
     During the period between the signing of the Taseevskoye purchase agreement and the time that the ownership of Taseevskoye is restructured, we agreed to fund our proportionate share of any expenditures relating to Taseevskoye. Highland agreed to deliver to us a warrant

Barrick Annual Report 2005	Notes to Consolidated Financial Statements ■ 101

that entitles us to apply the amount of interim expenditures paid by us as payment for an equivalent number of Highland shares based on a price of $3.10 per share, subject to adjustment in certain circumstances, if Highland does not complete the restructuring by June 1, 2006. By December 31, 2005, we had funded interim expenditures totaling $0.5 million, and we had received a warrant for the same amount.
Diamondex Resources Limited (“Diamondex”)
We completed a subscription for 11,111,111 units of Diamondex for $8 million in 2005. Each unit consists of one ordinary share of Diamondex and one share purchase warrant. We hold a 14% interest in the outstanding common shares of Diamondex (25% assuming exercise of the share purchase warrants). We allocated the cost as follows: $7 million to the ordinary shares and $1 million to the share purchase warrants. We record our equity share of the income or loss of Diamondex each period based on our total 14% interest in outstanding common shares.
12 ■ Accounts Receivable, Inventories and Other Current Assets

At December 31	2005	2004

Accounts receivable
Amounts due from concentrate sales	$18	$29
Other receivables	36	29

	$54	$58

Inventories
Ore in stockpiles[1]	$360	$107
Ore on leach pads	34	17
Gold in process	47	33
Gold doré/bullion	32	20
Gold concentrate	47	21
Mine operating supplies	133	82

	653	280
Non-current ore in stockpiles[2]	(251)	(65)

	$402	$215

Other current assets
Derivative assets (note 16c)	$128	$165
Taxes recoverable	101	104
Prepaid expenses	23	17
Other	3	2

	$255	$288

1.	Effective January 1, 2005, an amount of $232 million was reclassified to ore in stockpiles from capitalized mining costs in connection with our adoption of EITF 04-6. See note 2e.

2.	Ore that we do not expect to process in the next 12 months is classified in non-current ore in stockpiles.
Inventories
Material extracted from our mines is classified as either ore or waste. Ore represents material that can be mined, processed into a saleable form, and sold at a profit. Ore is recorded as an asset that is classified within inventory at the point it is extracted from the mine. Ore is accumulated in stockpiles that are subsequently processed into gold in a saleable form under a mine plan that takes into consideration optimal scheduling of production of our reserves, present plant capacity, and the market price of gold. Gold in process represents gold in the processing circuit that has not completed the production process, and is not yet in a saleable form.
     Stockpiles are measured by estimating the number of tons added and removed from the stockpile, the number of contained ounces or pounds (based on assay data) and the estimated metallurgical recovery rates (based on the expected processing method). Stockpile ore tonnages are verified by periodic surveys. Costs are allocated to a stockpile based on relative values of material stockpiled and processed using current mining costs incurred up to the point of stockpiling the ore, including applicable overhead, depreciation, depletion and amortization relating to mining operations, and removed at each stockpile’s average cost per recoverable unit.
     The recovery of gold from certain oxide ores is achieved through the heap leaching process. Our Pierina, Lagunas Norte, and Veladero mines all are using a heap leaching process. Under this method, ore is placed on leach pads where it is treated with a chemical solution, which dissolves the gold contained in the ore. The resulting “pregnant” solution is further processed in a plant where the gold is recovered. For accounting purposes, costs are added to ore on leach pads based on current mining costs, including applicable depreciation, depletion and amortization relating to mining operations. Costs are removed from ore on leach pads as ounces are recovered based on the average cost per recoverable ounce of gold on the leach pad.
     Estimates of recoverable gold on the leach pads are calculated from the quantities of ore placed on the leach pads (measured tons added to the leach pads), the grade of ore placed on the leach pads (based on assay data) and a recovery percentage (based on ore type). In general, leach pads recover between 50% and 95% of the recoverable ounces in the first year of leaching, declining each year thereafter until the leaching process is complete.

102 ■ Notes to Consolidated Financial Statements	Barrick Annual Report 2005

     Although the quantities of recoverable gold placed on the leach pads are reconciled by comparing the grades of ore placed on pads to the quantities of gold actually recovered (metallurgical balancing), the nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is constantly monitored and estimates are refined based on actual results over time. Historically, our operating results have not been materially impacted by variations between the estimated and actual recoverable quantities of gold on its leach pads. At December 31, 2005 and 2004, the weighted-average cost per recoverable ounce of gold on leach pads was $164 and $153 per ounce (unaudited), respectively. Variations between actual and estimated quantities resulting from changes in assumptions and estimates that do not result in write-downs to net realizable value are accounted for on a prospective basis.
     The ultimate recovery of gold from a leach pad will not be known until the leaching process is concluded. Based on current mine plans, we expect to place the last ton of ore on our current leach pads at dates ranging from 2007 to 2021 (unaudited). Including the estimated time required for residual leaching, rinsing and reclamation activities, we expect that our leaching operations will terminate within approximately six years (unaudited) following the date that the last ton of ore is placed on the leach pad.
     The current portion of ore inventory on leach pads is determined based on estimates of the quantities of gold at each balance sheet date that we expect to recover during the next 12 months.
Significant Ore in Stockpiles

At December 31	2005	2004

Goldstrike
Ore that requires roasting	$182	$23
Ore that requires autoclaving	98	17
Kalgoorlie	53	46

     At Goldstrike, we expect to fully process the autoclave stockpile by 2008 (unaudited) and the roaster stockpile by 2023 (unaudited). At Kalgoorlie, we expect to fully process the stockpile by 2016 (unaudited).
     We record gold in process, gold doré and gold in concentrate form at average cost, less provisions required to reduce inventory to market value. Average cost is calculated based on the cost of inventory at the beginning of a period, plus the cost of inventory produced in a period. Costs capitalized to inventory include direct and indirect materials and consumables; direct labor; repairs and maintenance; utilities; amortization of property, plant and equipment; stripping costs; and local mine administrative expenses. Costs are removed from inventory and recorded in cost of sales and amortization expense based on the average cost per ounce of gold in inventory.
     Mine operating supplies are recorded at purchase cost, less provisions to reduce slow-moving and obsolete supplies to market value. We recorded provisions to reduce the cost of slow moving and obsolete supplies inventory to market value as follows: 2005 — $12 million in cost of sales and $3 million in expensed development costs; 2004 — $9 million in cost of sales; 2003 — $3 million in cost of sales.
13 ■ Property, Plant and Equipment

At December 31	2005	2004

Acquired mineral properties and capitalized mine development costs	$4,792	$4,489
Buildings, plant and equipment[1]	4,124	3,289

	8,916	7,778
Accumulated amortization[2]	(4,770)	(4,387)

	$4,146	$3,391

1.	Includes $122 million (2004: $44 million) of assets under capital leases.

2.	Includes $18 million (2004: $1 million) of accumulated amortization for assets under capital leases.
a) Acquired Mineral Properties and Capitalized Mine Development Costs
Exploration and Development Stage Properties
We capitalize the cost of acquisition of land and mineral rights. The cost is allocated between proven and probable reserves and mineralization not considered proven and probable reserves at the date of acquisition, based on relative fair values. If we later establish that some mineralization meets the definition of proven and probable gold reserves, we classify a portion of the capitalized acquisition cost as relating to reserves.

Barrick Annual Report 2005	Notes to Consolidated Financial Statements ■ 103

     After acquisition, various factors can affect the recoverability of the capitalized cost of land and mineral rights, particularly the results of exploration drilling. The length of time between the acquisition of land and mineral rights and when we undertake exploration work varies based on the prioritization of our exploration projects and the size of our exploration budget. If we conclude that the carrying amount of land and mineral rights is impaired, we reduce this carrying amount to estimated fair value through an impairment charge.
     We capitalize costs incurred at development projects that meet the definition of an asset after mineralization is classified as proven and probable gold reserves (as defined by United States reporting standards). Before classifying mineralization as proven and probable gold reserves, costs incurred at development projects are considered exploration costs and are expensed as incurred. Effective May 1, 2004, we determined that mineralization at Lagunas Norte met the definition of proven and probable reserves for United States reporting purposes. Following this determination, we began capitalizing costs that meet the definition of an asset at Lagunas Norte prospectively for future periods. At new mines, the cost of start-up activities such as recruiting and training is expensed as incurred.
     At December 31, 2005 the following assets were in an exploration, development or construction stage and amortization of the capitalized costs had not yet begun.

	Carrying	Targeted timing
	amount at	of production
	December 31,	start-up
	2005	(unaudited)

Development projects
Cowal	$406	2006
East Archimedes	35	2007
Pascua-Lama	340	2009
Buzwagi exploration project	102	—

Total	$883

In 2005, amortization of property, plant and equipment at our Tulawaka, Lagunas Norte, and our Veladero mines began after the mines moved from construction into the production phase. Amortization also began in 2005 at the Nevada Power Plant that was built to supply power for the Goldstrike mine as it moved from construction into the production phase.
     Interest cost is considered an element of the historical cost of an asset when a period of time is necessary to prepare it for its intended use. We capitalize interest costs to assets under development or construction while activities are in progress. We stop capitalizing interest costs when construction of an asset is substantially complete and it is ready for its intended use. We measure the amount capitalized based on cumulative capitalized costs, exclusive of the impact, if any, of impairment charges on the carrying amount of an asset.
Producing Mines
We start amortizing capitalized mineral property acquisition and mine development costs when production begins. Amortization is calculated using the “units-of-production” method, where the numerator is the number of ounces produced and the denominator is the estimated recoverable ounces of gold contained in proven and probable reserves.
     During production at underground mines, we incur development costs to build new shafts, drifts and ramps that will enable us to physically access ore underground. The time over which we will continue to incur these costs depends on the mine life, and in some cases could be up to 25 years. These underground development costs are capitalized as incurred. Costs incurred and capitalized to enable access to specific ore blocks or areas of the mine, and which only provide an economic benefit over the period of mining that ore block or area, are attributed to earnings using the units-of-production method where the denominator is estimated recoverable ounces of gold contained in proven and probable reserves within that ore block or area. If capitalized underground development costs provide an economic benefit over the entire mine life, the costs are attributed to earnings using the units-of-production method, where the denominator is the estimated recoverable ounces of gold contained in total accessible proven and probable reserves.

104 ■ Notes to Consolidated Financial Statements	Barrick Annual Report 2005

b) Buildings, Plant and Equipment
We record buildings, plant and equipment at cost. We capitalize costs that extend the productive capacity or useful economic life of an asset. Costs incurred that do not extend the productive capacity or useful economic life of an asset are considered repairs and maintenance and expensed as incurred. We amortize the capitalized cost of assets less any estimated residual value, using the straight-line method over the estimated useful economic life of the asset based on their expected use in our business. The longest estimated useful economic life for buildings and equipment at ore processing facilities is 25 years and for mining equipment is 15 years.
     In the normal course of our business, we have entered into certain leasing arrangements whose conditions meet the criteria for the leases to be classified as capital leases. For capital leases, we record an asset and an obligation at an amount equal to the present value at the beginning of the lease term of minimum lease payments over the lease term. In the case of all our leasing arrangements, there is transfer of ownership of the leased assets to us at the end of the lease term and therefore we amortize these assets on a basis consistent with our other owned assets.
c) Impairment Evaluations — Operating Mines and Development Projects
We review and test the carrying amounts of assets when events or changes in circumstances suggest that the carrying amount may not be recoverable. We group assets at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. For operating mines and development projects, all assets are included in one group. If there are indications that an impairment may have occurred, we prepare estimates of expected future cash flows for each group of assets. Expected future cash flows are based on a probability-weighted approach applied to potential outcomes.
     Estimates of expected future cash flow reflect:
■	Estimated sales proceeds from the production and sale of recoverable ounces of gold contained in proven and probable reserves;

■	Expected future commodity prices and currency exchange rates (considering historical and current prices, price trends and related factors);

■	Expected future operating costs and capital expenditures to produce proven and probable gold reserves based on mine plans that assume current plant capacity, and exclude the impact of inflation;

■	Expected cash flows associated with value beyond proven and probable reserves, which includes the expected cash outflows required to develop and extract the value beyond proven and probable reserves; and

■	Environmental remediation costs excluded from the measurement of asset retirement obligations.
     We record a reduction of a group of assets to fair value as a charge to earnings if expected future cash flows are less than the carrying amount. We estimate fair value by discounting the expected future cash flows using a discount factor that reflects the risk-free rate of interest for a term consistent with the period of expected cash flows.
d) Capital Commitments
At December 31, 2005, we had capital commitments of $85 million that principally relate to construction activities at our development projects.
14 ■ Other Assets

At December 31	2005	2004

Derivative assets (note 16c)	$177	$257
Goods and services taxes recoverable	46	50
Deferred income tax assets (note 19)	141	97
Debt issue costs	35	38
Deferred share-based compensation (note 22b)	13	5
Other	105	52

	$517	$499

Debt Issue Costs
Additions to debt issue costs in 2005 of $4 million principally relate to new debt financings put in place during the year. Amortization of debt issue costs is calculated using the interest method over the term of each debt obligation, and classified as a component of interest cost.
15 ■ Other Current Liabilities

At December 31	2005	2004

Asset retirement obligations (note 17)	$37	$33
Derivative liabilities (note 16c)	42	11
Post-retirement benefits (note 23)	6	2
Deferred revenue	8	5
Other	1	3

	$94	$54

Barrick Annual Report 2005	Notes to Consolidated Financial Statements ■ 105

16 ■ Financial Instruments

Financial instruments include cash; evidence of ownership in an entity; or a contract that imposes an obligation on one party and conveys a right to a second entity to deliver/receive cash or another financial instrument. Information on certain types of financial instruments is included elsewhere in these financial statements as follows: accounts receivable — note 12; investments — note 11; restricted share units — note 22b.
a) Cash and Equivalents
Cash and equivalents include cash, term deposits and treasury bills with original maturities of less than 90 days.
b) Long-Term Debt

	2005			2004			2003
	At			At			At
	December 31	Proceeds	Repayments	December 31	Proceeds	Repayments	December 31	Proceeds	Repayments

7 1/2% debentures[1]	$490	$—	$—	$495	$—	$—	$501	$—	$—
5 4/5% notes[2]	397	—	—	397	397	—	—	—	—
4 7/8% notes[3]	348	—	—	348	348	—	—	—	—
Veladero financing[4]	237	39	—	198	198	—	—	—	—
Bulyanhulu financing[5]	119	—	31	150	—	24	174	—	23
Variable-rate bonds[6]	63	—	—	63	—	17	80	—	—
Capital leases	4	—	1	5	—	—	5	—	—
Peru lease facilities First facility[7]	76	73	27	30	30	—	—	—	—
Second facility[8]	17	17	—	—	—	—	—	—	—
Peruvian bonds[9]	50	50	—	—	—	—	—	—	—

	1,801	179	59	1,686	973	41	760	—	23
Less: current part	(80)	—	—	(31)	—	—	(41)	—	—

	$1,721	$179	$59	$1,655	$973	$41	$719	$—	$23

1.	The 7 1/2% debentures have a principal amount of $500 million and mature on May 1, 2007. The debentures have been designated in a fair value hedge relationship and consequently the carrying amount at December 31, 2005 represents the estimated fair value at each balance sheet date.

2.	On November 12, 2004, we issued $400 million of debentures at a $3 million discount that mature on November 15, 2034.

3.	On November 12, 2004, we issued $350 million of debentures at a $2 million discount that mature on November 15, 2014.

4.	One of our wholly owned subsidiaries, Minera Argentina Gold S.A. in Argentina has a variable-rate limited recourse amortizing loan facility for $250 million. We have guaranteed the loan until completion occurs, after which it will become non-recourse. The loan is insured for political risks by branches of the Canadian and German governments.

5.	One of our wholly owned subsidiaries, Kahama Mining Corporation Ltd. in Tanzania, has a variable-rate recourse amortizing loan for $119 million. The loan is insured for political risks equally by branches of the Canadian government and the World Bank. In second quarter 2005, the terms of the financing were amended, with the lender having recourse in return for a reduction in the spread over Libor on the financing, and the loan convenants were also simplified.

6.	Certain of our wholly owned subsidiaries have issued variable-rate, tax-exempt bonds of $25 million (due 2029) and $38 million (due 2032) for a total of $63 million.

7.	By December 31, 2005, a total of $103 million had been drawn down under a $110 million build to suit facility held by one of our wholly owned subsidiaries, Minera Barrick Misquichilca (MBM). We repaid $23 million on September 30, 2005, with the remaining $80 million repayable in 20 equal quarterly installments of $4 million commencing in fourth quarter 2005. The lease facility has an implied interest rate of Libor plus 2.5% for the first 12 installments and Libor plus 2.6% for the last 8 installments.

8.	In 2005, MBM finalized a second build to suit lease facility for $30 million, which is being used to finance the extension of the leach pad at the Lagunas Norte mine.

9.	In second quarter 2005, MBM issued $50 million of public debt securities in the Peruvian capital markets. The net proceeds were used to partially fund the construction of the Lagunas Norte mine. The securities bear interest at Libor plus 1.72%, and mature in 2013.

10.	We have a credit and guarantee agreement with a group of banks (the “Lenders”), which requires the Lenders to make available to us a credit facility of up to $1 billion or the equivalent amount in Canadian currency. The credit facility, which is unsecured, matures in April 2010 and has an interest rate of Libor plus 0.27% to 0.35% when used, and an annual fee of 0.08%. As at December 31, 2005, we had not drawn any amounts under the credit facility. In first quarter 2006, we drew down $1 billion under this credit facility to fund a portion of the cash consideration for the acquisition of Placer Dome — see note 3a.

106 ■ Notes to Consolidated Financial Statements	Barrick Annual Report 2005

b) Long-Term Debt (cont’d)

	For the years ended December 31
	2005		2004		2003
	Interest	Effective	Interest	Effective	Interest	Effective
	cost	rate[1]	cost	rate[1]	cost	rate[1]

7 1/2% debentures	$41	8.2%	$31	6.1%	$31	6.1%
5 4/5% notes	24	6.0%	3	6.0%	—	—
4 7/8% notes	18	5.0%	2	5.0%	—	—
Veladero financing	20	8.6%	4	7.5%	—	—
Bulyanhulu financing	10	7.5%	14	8.0%	15	7.7%
Variable-rate bonds	1	2.3%	1	1.2%	1	1.1%
Peruvian bonds	2	5.0%	—	—	—	—
Peru lease facilities	5	6.0%	—	—	—	—
Australia capital leases	1	7.1%	—	—	—	—
Other interest	3		5		2

	125	6.9%	60	6.0%	49	6.2%
Less: interest capitalized	(118)		(41)		(5)

	$7		$19		$44

Cash interest paid	$112		$57		$48
Amortization of debt issue costs	2		3		1
Hedge (gains) losses	5		(2)		(1)
Increase (decrease) in interest accruals	6		2		1

Interest cost	$125		$60		$49

1.	The effective rate includes the stated interest rate under the debt agreement, amortization of debt issue costs, and the impact of interest rate contracts designated in a hedging relationship with long-term debt.
Scheduled Debt Repayments

					2010 and
	2006	2007	2008	2009	thereafter

7 1/2% debentures	$—	$500	$—	$—	$—
5 4/5% notes	—	—	—	—	400
4 7/8% notes	—	—	—	—	350
Veladero financing	28	55	45	50	59
Bulyanhulu financing	34	34	34	17	—
Variable-rate bonds	—	—	—	—	63
Peruvian bonds	—	—	—	—	50

	$62	$589	$79	$67	$922

Minimum payments under capital leases	$19	$23	$19	$19	$17

Barrick Annual Report 2005	Notes to Consolidated Financial Statements ■ 107

c) Use of Derivative Instruments (“Derivatives”) in Risk Management
In the normal course of business, our assets, liabilities and forecasted transactions are impacted by various market risks including:

Item	Impacted by

■ Cost of sales
■ Consumption of diesel fuel and propane	■ Prices of diesel fuel and propane
■ Local currency denominated expenditures	■ Currency exchange rates — US dollar versus A$, C$, and ARS
■ Administration costs in local currencies	■ Currency exchange rates — US dollar versus A$ and C$
■ Capital expenditures in local currencies	■ Currency exchange rates — US dollar versus A$, C$, ARS, and €
■ Interest earned on cash	■ US dollar interest rates
■ Fair value of fixed-rate debt	■ US dollar interest rates
Under our risk management policy we seek to mitigate the impact of these market risks to control costs and enable us to plan our business with greater certainty. The time-frame and manner in which we manage these risks varies for each item based upon our assessment of the risk and available alternatives for mitigating risk. For these particular risks, we believe that derivatives are an effective means of managing risk.
     The primary objective of the hedging elements of our derivative positions is that changes in the values of hedged items are offset by changes in the values of derivatives. Most of the derivatives we use meet the FAS 133 hedge effectiveness criteria and are designated in a hedge accounting relationship. Some of the derivative positions are effective in achieving our risk management objectives but they do not meet the strict FAS 133 hedge effectiveness criteria, and they are classified as “non-hedge derivatives”.
     Our use of derivatives is based on established practices and parameters, which are subject to the oversight of the Finance Committee of the Board of Directors. A Compliance Function independent of the Corporate Treasury Group monitors derivative transactions and has responsibility for recording and accounting for derivatives.
Accounting Policy for Derivatives
We record derivatives on the balance sheet at fair value except for gold and silver sales contracts, which are excluded from the scope of FAS 133, because the obligations will be met by physical delivery of our gold and silver production and they meet the other requirements set out in paragraph 10(b) of FAS 133. In addition, our past sales practices, productive capacity and delivery intentions are consistent with the definition of a normal sales contract. Accordingly, we have elected to designate our gold and silver sales contracts as “normal sales contracts” with the result that the principles of FAS 133 are not applied to them. Instead we apply revenue recognition accounting principles as described in note 5.
     On the date we enter into a derivative that is accounted for under FAS 133, we designate it as either a hedging instrument or a non-hedge derivative.
     A hedging instrument is designated in either:
■	a fair value hedge relationship with a recognized asset or liability; or

■	a cash flow hedge relationship with either a forecasted transaction or the variable future cash flows arising from a recognized asset or liability.
At the inception of a hedge, we formally document all relationships between hedging instruments and hedged items, including the related risk-management strategy. This documentation includes linking all hedging instruments to either specific assets and liabilities, specific forecasted transactions or variable future cash flows. It also includes the method of assessing retrospective and prospective hedge effectiveness. In cases where we use regression analysis to assess prospective effectiveness, we consider regression outputs for the coefficient of determination (R-squared), the slope coefficient and the t-statistic to assess whether a hedge is expected to be highly effective. Each period, using a dollar offset approach, we retrospectively assess whether hedging instruments have been highly effective in offsetting changes in the fair value of hedged items and we measure the amount of any hedge ineffectiveness. We also assess each period whether hedging instruments are expected to be highly effective in the future. If a hedging instrument is not expected to be highly effective, we stop hedge accounting prospectively. In this case accumulated gains or losses remain in OCI until the hedged item affects earnings. We also stop hedge accounting prospectively if:
■	a derivative is settled;

■	it is no longer highly probable that a forecasted transaction will occur; or

■	we de-designate a hedging relationship.

108 ■ Notes to Consolidated Financial Statements	Barrick Annual Report 2005

     If we conclude that it is probable that a forecasted transaction will not occur in the originally specified time frame, or within a further two-month period, gains and losses accumulated in OCI are immediately transferred to earnings. In all situations when hedge accounting stops, a derivative is classified as a non-hedge derivative prospectively. Cash flows from derivative transactions are included under operating activities, except for derivatives designated as a cash flow hedge of forecasted capital expenditures, which are included under investing activities.
     Changes in the fair value of derivatives each period are recorded as follows:
■	Fair value hedges: recorded in earnings as well as changes in fair value of the hedged item.

■	Cash flow hedges: recorded in OCI until earnings are affected by the hedged item, except for any hedge ineffectiveness which is recorded in earnings immediately.

■	Non-hedge derivatives: recorded in earnings.
Summary of Derivatives at December 31, 20051

							Accounting classification							Fair value
	Notional amount by term to maturity						by notional amount							(US$ millions)
	Within		2 to 5				Cash flow		Fair value		Non-
	1 year		years		Total		hedge		hedge		hedge

US dollar interest rate contracts
Receive-fixed swaps (millions)		$—		$975		$975		$425		$500		$50		$(21)
Pay-fixed swaps (millions)		—		125		125		—		—		125		(13)

Net notional position		$—		$850		$850		$425		$500		$(75)		$(34)

Currency contracts
C$:US$ contracts (C$ millions)	C$	297	C$	491	C$	788	C$	788	C$	—	C$	—	[2]	$68
A$:US$ contracts (A$ millions)	A$	537	A$	1,676	A$	2,213	A$	2,212	A$	—	A$	1		61
ARS:US$ contracts (ARS millions)		36		—		36		36		—		—		(1)

Commodity contracts
WTI contracts (thousands of barrels)		476		1,417		1,893		1,502		—		391		$40
MOPS contracts (thousands of barrels)		121		—		121		121		—		—		(1)
Propane contracts (millions of gallons)		17		—		17		17		—		—		4

1.	Excludes gold sales contracts (see note 5), gold lease rate swaps (see note 5) and Celtic Resources share purchase warrants (see note 11).

2.	$62 million of non-hedge currency contracts were economically closed out by entering into offsetting positions, albeit with differing counterparties.
US Dollar Interest Rate Contracts
Cash Flow Hedges — Cash Balances
Receive-fixed swaps have been designated against the first $425 million of our cash balances as a hedge of the variability of forecasted interest receipts on the balances caused by changes in Libor.
     Each period the effective portion of changes in the fair value of the swaps, which relates to future interest receipts, is recorded in OCI. Also, as interest is received and recorded in earnings, an amount equal to the difference between the fixed-rate interest earned on the swaps and the variable-rate interest earned on cash is recorded in earnings as a component of interest income.
Fair Value Hedges
Receive-fixed swaps totaling $500 million have been designated against the 7 1/2% debentures as a hedge of the variability in the fair value of the debentures caused by changes in Libor. We have concluded that the hedges are 100% effective under FAS 133, because the critical terms (including: notional amount, maturity date, interest payment and underlying interest rate — i.e. Libor) of the swaps and the debentures are the same. Changes in fair value of the swaps, together with an equal corresponding change in fair value of the debentures, caused by changes in Libor, are recorded in earnings each period. Also, as interest payments on the debentures are recorded in earnings, an amount equal to the difference between the fixed-rate interest received under the swap less the variable-rate interest paid under the swap is recorded in earnings as a component of interest costs.

Barrick Annual Report 2005	Notes to Consolidated Financial Statements ■ 109

Non-hedge Contracts
We use gold lease rate swaps as described in note 5. The valuation of gold lease rate swaps is impacted by market US dollar interest rates. Our non-hedge pay-fixed swap position mitigates the impact of changes in US dollar interest rates on the valuation of gold lease rate swaps.
Currency Contracts
Cash Flow Hedges
Currency contracts totaling C$788 million, A$2,213 million, and ARS$36 million have been designated against forecasted local currency denominated expenditures as a hedge of the variability of the US dollar amount of those expenditures caused by changes in currency exchange rates. Hedged items are identified as the first stated quantity of dollars of forecasted expenditures in a future month. For a C$547 million and A$2,065 million portion of the contracts, we have concluded that the hedges are 100% effective under FAS 133 because the critical terms (including notional amount and maturity date) of the hedged items and currency contracts are the same. For the remaining C$241 million and A$147 million portions, prospective and retrospective hedge effectiveness is assessed using the hypothetical derivative method under FAS 133. The prospective test involves comparing the effect of a theoretical shift in forward exchange rates on the fair value of both the actual and hypothetical derivative. The retrospective test involves comparing the effect of historic changes in exchange rates each period on the fair value of both the actual and hypothetical derivative using a dollar offset approach. The effective portion of changes in fair value of the currency contracts is recorded in OCI until the forecasted expenditure impacts earnings. For expenditures capitalized to the cost of inventory, this is upon sale of inventory, and for capital expenditures, this is when amortization of the capital assets is recorded in earnings.
     If it is probable that a hedged item will no longer occur in the originally specified time frame or within a further two-month period, the accumulated gains or losses in OCI for the associated currency contract are reclassified to earnings immediately. The identification of which currency contracts are associated with these hedged items uses a last-in, first-out (“LIFO”) approach, based on the order in which currency contracts were originally designated in a hedging relationship.
Commodity Contracts
Cash Flow Hedges
Commodity contracts totaling 2,014 thousand barrels of diesel fuel and 17 million gallons of propane have been designated against forecasted purchases of the commodities for expected consumption at our mining operations. The contracts act as a hedge of the impact of variability in market prices on the cost of future commodity purchases. Hedged items are identified as the first stated quantity in millions of barrels/gallons of forecasted purchases in a future month. Prospective and retrospective hedge effectiveness is assessed using the hypothetical derivative method under FAS 133. The prospective test is based on regression analysis of the month-on-month change in fair value of both the actual derivative and a hypothetical derivative caused by actual historic changes in commodity prices over the last three years. The retrospective test involves comparing the effect of historic changes in commodity prices each period on the fair value of both the actual and hypothetical derivative using a dollar offset approach. The effective portion of changes in fair value of the commodity contracts is recorded in OCI until the forecasted transaction impacts earnings. The cost of commodity consumption is capitalized to the cost of inventory, and therefore this is upon the sale of inventory.
     If it is probable that a hedged item will no longer occur in the originally specified time frame, or within a further two-month period, the accumulated gains or losses in OCI for the associated commodity contract are reclassified to earnings immediately. The identification of which commodity contracts are associated with these hedged items uses a LIFO approach, based on the order in which commodity contracts were originally designated in a hedging relationship.
Non-hedge Contracts
Non-hedge fuel contracts are used to mitigate the risk of oil price changes on consumption at the Pierina, Eskay Creek and Lagunas Norte mines. On completion of regression analysis, we concluded that the contracts do not meet the “highly effective” criterion in FAS 133 due to currency and basis differences between contract prices and the prices charged to the mines by oil suppliers. Despite not qualifying as an accounting hedge, the contracts protect the Company to a significant extent from the effects of oil price changes.

110 ■ Notes to Consolidated Financial Statements	Barrick Annual Report 2005

Derivative Assets and Liabilities

	2005	2004

At January 1	$359	$337
Derivatives settled	(183)	(120)
Change in fair value of:
Non-hedge derivatives	4	3
Cash flow hedges
Effective portion	23	147
Ineffective portion	1	—
Share purchase warrants	5	—
Fair value hedges	(5)	(8)

At December 31	$204 [1]	$359 [1]

Classification:
Other current assets	$128	$165
Other assets	177	257
Other current liabilities	(42)	(11)
Other long-term obligations	(59)	(52)

	$204	$359

1.	Derivative assets and liabilities are presented net by offsetting related amounts due to/from counterparties if the conditions of FIN No. 39, Offsetting of Amounts Related to Certain Contracts, are met. Amounts receivable from counterparties netted against derivative liabilities totaled $9 million at December 31, 2005.
Non-hedge Derivative Gains (Losses)1

For the years ended December 31	2005	2004	2003

Non-hedge derivatives
Commodity contracts	$4	$(9)	$3
Currency contracts	3	(4)	17
Interest rate contracts	2	16	32
Share purchase warrants	(5)	—	—

	4	3	52
Hedge ineffectiveness
Ongoing hedge inefficiency	1	—	1
Due to changes in timing of hedged items	1	2	18

	$6	$5	$71

1.	Non-hedge derivative gains (losses) are classified as a component of other (income) expense.
Cash Flow Hedge Gains (Losses) in OCI

	Commodity
	price hedges		Currency hedges			Interest rate hedges
	Gold/		Operating	Administration	Capital	Cash	Long-term
	silver	Fuel	costs	costs	expenditures	balances	debt	Total

At December 31, 2002	$9	$—	$26	$—	$—	$26	$(12)	$49
Effective portion of change in fair value of hedging instruments	4	(1)	251	32	54	9	(1)	348
Transfers to earnings:
On recording hedged items in earnings	(13)	—	(58)	(7)	—	(18)	5	(91)
Hedge ineffectiveness due to changes in timing of hedged items	—	—	—	—	(18)[1]	—	—	(18)

At December 31, 2003	—	(1)	219	25	36	17	(8)	288
Effective portion of change in fair value of hedging instruments	—	7	117	19	19	5	(20)	147
Transfers to earnings:
On recording hedged items in earnings	—	(4)	(96)	(11)	(5)	(19)	3	(132)
Hedge ineffectiveness due to changes in timing of hedged items	—	—	—	—	(2)[1]	—	—	(2)

At December 31, 2004	—	2	240	33	48	3	(25)	301 [2]
Effective portion of change in fair value of hedging instruments	—	46	(38)	13	(4)	1	5	23
Transfers to earnings:
On recording hedged items in earnings	—	(10)	(100)	(16)	(4)	(6)	2	(134)
Hedge ineffectiveness due to changes in timing of hedged items	—	—	—	—	(1)[1]	—	—	(1)

At December 31, 2005	$—	$38	$102	$30	$39	$(2)	$(18)	$189 [2]

	Gold	Cost of	Cost of			Interest	Interest
Hedge gains/losses classified within	sales	sales	sales	Administration	Amortization	expense	cost

Portion of hedge gain (loss) expected to affect 2006 earnings[2]	$—	$11	$64	$11	$2	$(3)	$(1)	$84

1.	On determining that certain forecasted capital expenditures were no longer likely to occur within two months of the originally specified time frame.

2.	Based on the fair value of hedge contracts at December 31, 2005.

Barrick Annual Report 2005	Notes to Consolidated Financial Statements ■ 111

d) Fair Value of Financial Instruments
Fair value is the value at which a financial instrument could be closed out or sold in a transaction with a willing and knowledgeable counterparty over a period of time consistent with our risk management or investment strategy. Fair value is based on quoted market prices, where available. If market quotes are not available, fair value is based on internally developed models that use market-based or independent information as inputs. These models could produce a fair value that may not be reflective of future fair value.

	2005		2004
Fair Value Information	Carrying	Estimated	Carrying	Estimated
At December 31	amount	fair value	amount	fair value

Financial assets
Cash and equivalents[1]	$1,037	$1,037	$1,398	$1,398
Accounts receivable[1]	54	54	58	58
Available-for-sale securities[2]	62	62	61	61
Equity-method investments	138	140	86	75
Derivative assets[4]	305	305	422	422

	$1,596	$1,598	$2,025	$2,014

Financial liabilities
Accounts payable[1]	$386	$386	$335	$335
Long-term debt[5]	1,801	1,827	1,686	1,731
Derivative liabilities[4]	101	101	63	63
Restricted share units[6]	17	17	6	6
Deferred share units[6]	1	1	1	1

	$2,306	$2,332	$2,091	$2,136

1.	Recorded at cost. Fair value approximates the carrying amounts due to the short-term nature and generally negligible credit losses.

2.	Recorded at fair value. Quoted market prices are used to determine fair value.

3.	Recorded at cost, adjusted for our share of income/loss and dividends of equity investees.

4.	Recorded at fair value based on internal valuation models that reflect forward market commodity prices, currency exchange rates and interest rates, and a discount factor that is based on market US dollar interest rates. If a forward market does not exist, we obtain broker-dealer quotations. Valuations assume all counterparties have an AA credit rating.

5.	Long-term debt is generally recorded at cost except for obligations that are designated in a fair-value hedge relationship, which are recorded at fair value in periods where a hedge relationship exists. The fair value of long-term debt is calculated by discounting the future cash flows under a debt obligation by a discount factor that is based on US dollar market interest rates adjusted for our credit quality.

6.	Recorded at fair value based on our period end closing market stock price.

112 ■ Notes to Consolidated Financial Statements	Barrick Annual Report 2005

e) Credit Risk
Credit risk is the risk that a third party might fail to fulfill its performance obligations under the terms of a financial instrument. For cash and equivalents and accounts receivable, credit risk represents the carrying amount on the balance sheet.
     For derivatives, when the fair value is positive, this creates credit risk. When the fair value of a derivative is negative, we assume no credit risk. In cases where we have a legally enforceable master netting agreement with a counterparty, credit risk exposure represents the net amount of the positive and negative fair values for similar types of derivatives. For a net negative amount, we regard credit risk as being zero. A net positive amount for a counterparty is a reasonable measure of credit risk when there is a legally enforceable master netting agreement. We mitigate credit risk by:
■	entering into derivatives with high credit-quality counterparties;

■	limiting the amount of exposure to each counterparty; and

■	monitoring the financial condition of counterparties.

	S&P Credit rating
Credit Quality of Financial Assets	AA-	A- or
At December 31, 2005	or higher	higher	B to BBB	Total

Cash and equivalents	$962	$54	$21	$1,037
Derivatives[1]	161	82	—	243
Accounts receivable	—	—	54	54

	$1,123	$136	$75	$1,334

Number of counterparties[2]	15	10	—

Largest counterparty (%)	47%	49%	—

Concentrations of Credit Risk	United		Other
At December 31, 2005	States	Canada	International	Total

Cash and equivalents	$879	$34	$124	$1,037
Derivatives[1]	140	78	25	243
Accounts receivable	6	15	33	54

	$1,025	$127	$182	$1,334

1.	The amounts presented reflect the net credit exposure after considering the effect of master netting agreements.

2.	For cash and equivalents and derivatives combined.
f) Risks Relating to the Use of Derivatives
By using derivatives, in addition to credit risk, we are affected by market risk and market liquidity risk. Market risk is the risk that the fair value of a derivative might be adversely affected by a change in commodity prices, interest rates, gold lease rates, or currency exchange rates, and that this in turn affects our financial condition. We manage market risk by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken. We mitigate this risk by establishing trading agreements with counterparties under which we are not required to post any collateral or make any margin calls on our derivatives. Our counterparties cannot require settlement solely because of an adverse change in the fair value of a derivative.
     Market liquidity risk is the risk that a derivative cannot be eliminated quickly, by either liquidating it or by establishing an offsetting position. Under the terms of our trading agreements, counterparties cannot require us to immediately settle outstanding derivatives, except upon the occurrence of customary events of default such as covenant breaches, including financial covenants, insolvency or bankruptcy. We generally mitigate market liquidity risk by spreading out the maturity of our derivatives over time.

Barrick Annual Report 2005	Notes to Consolidated Financial Statements ■ 113

17 ■ Asset Retirement Obligations

Asset Retirement Obligations (AROs)

	2005	2004

At January 1	$367	$318
AROs incurred in the period	47	14
Impact of revisions to expected cash flows
Adjustments to carrying amount of assets	29	32
Charged to earnings	15	22
Settlements
Cash payments	(30)	(33)
Settlement gains	(3)	(4)
Accretion
Operating mines	11	11
Closed mines	10	7

At December 31	446	367
Current part	(37)	(33)

	$409	$334

AROs arise from the acquisition, development, construction and normal operation of mining property, plant and equipment, due to government controls and regulations that protect the environment on the closure and reclamation of mining properties. The major parts of the carrying amount of AROs relate to tailings and heap leach pad closure/rehabilitation; demolition of buildings/mine facilities; ongoing water treatment; and ongoing care and maintenance of closed mines. The fair values of AROs are measured by discounting the expected cash flows using a discount factor that reflects the credit-adjusted risk-free rate of interest. We prepare estimates of the timing and amount of expected cash flows when an ARO is incurred. We update expected cash flows to reflect changes in facts and circumstances. The principal factors that can cause expected cash flows to change are: the construction of new processing facilities; changes in the quantities of material in reserves and a corresponding change in the life of mine plan; changing ore characteristics can impact required environmental protection measures and related costs; changes in water quality that impact the extent of water treatment required; and changes in laws and regulations governing the protection of the environment. When expected cash flows increase, the revised cash flows are discounted using a current discount factor whereas when expected cash flows decrease the additional cash flows are discounted using a historic discount factor, and then in both cases any change in the fair value of the ARO is recorded. We record the fair value of an ARO when it is incurred. At producing mines AROs incurred and changes in the fair value of AROs are recorded as an adjustment to the corresponding asset carrying amounts. At closed mines, any adjustment to the fair value of an ARO is charged directly to earnings. AROs are adjusted to reflect the passage of time (accretion) calculated by applying the discount factor implicit in the initial fair-value measurement to the beginning-of-period carrying amount of the AROs. For producing mines accretion is recorded in the cost of goods sold each period. For development projects and closed mines, accretion is recorded as part of environmental remediation costs in other (income) expense. Upon settlement of an ARO, we record a gain or loss if the actual cost differs from the carrying amount of the ARO. Settlement gains are classified as environmental remediation costs in other (income) expense. Other environmental remediation costs that are not AROs as defined by FAS 143 are expensed as incurred (see note 7).
18 ■ Other Long-Term Obligations

At December 31	2005	2004

Pension benefits (note 23)	$54	$49
Other post-retirement benefits (note 23)	28	26
Derivative liabilities (note 16c)	59	52
Restricted share units (note 22b)	16	6
Other	51	32

	$208	$165

114 ■ Notes to Consolidated Financial Statements	Barrick Annual Report 2005

19 ■ Deferred Income Taxes

Recognition and Measurement
We record deferred income tax assets and liabilities where temporary differences exist between the carrying amounts of assets and liabilities in our balance sheet and their tax bases. The measurement and recognition of deferred income tax assets and liabilities takes into account: enacted rates that will apply when temporary differences reverse; interpretations of relevant tax legislation; tax planning strategies; estimates of the tax bases of assets and liabilities; and the deductibility of expenditures for income tax purposes. We recognize the effect of changes in our assessment of these estimates and factors when they occur. Changes in deferred income tax assets, liabilities and valuation allowances are allocated between net income and other comprehensive income based on the source of the change.
     Deferred income taxes have not been provided on the undistributed earnings of foreign subsidiaries, which are considered to be reinvested indefinitely outside Canada. The determination of the unrecorded deferred income tax liability is not considered practicable.
Sources of Deferred Income Tax Assets and Liabilities

At December 31	2005	2004[1]

Deferred tax assets
Tax loss carry forwards	$252	$290
Capital tax loss carry forwards	42	48
Alternative minimum tax (“AMT”) credits	135	121
Asset retirement obligations	175	106
Property, plant and equipment	297	206
Inventory	57	14
Post-retirement benefit obligations	5	18
Other	11	6

Gross deferred tax assets	974	809
Valuation allowances	(656)	(629)

Net deferred tax assets	318	180
Deferred tax liabilities
Property, plant and equipment	(230)	(127)
Derivatives	(61)	(95)

	$27	$(42)

Classification:
Non-current assets (note 14)	$141	$97
Non-current liabilities	(114)	(139)

	$27	$(42)

1.	2004 deferred tax asset balances for tax loss carry forwards, for property, plant and equipment and other have been restated with a corresponding restatement of valuation allowances.
Expiry Dates of Tax Losses and AMT Credits

						No
						expiry
	2006	2007	2008	2009	2010+	date	Total

Tax losses[1]
Chile	$—	$—	$—	$—	$—	$700	$700
Tanzania	—	—	—	—	—	142	142
U.S.	—	—	—	1	185	—	186
Other	19	4	2	8	15	26	74

	$19	$4	$2	$9	$200	$868	$1,102

AMT credits[2]	—	—	—	—	—	$135	$135

1.	Represents the gross amount of tax loss carry forwards translated at closing exchange rates at December 31, 2005.

2.	Represents the amounts deductible against future taxes payable in years when taxes payable exceed “minimum tax” as defined by United States tax legislation.
Valuation Allowances
We consider the need to record a valuation allowance against deferred tax assets on a country-by-country basis, taking into account the effects of local tax law. A valuation allowance is not recorded when we conclude that sufficient positive evidence exists to demonstrate that it is more likely than not that a deferred tax asset will be realized. The main factors considered are:
■	historic and expected future levels of future taxable income;

■	opportunities to implement tax plans that affect whether tax assets can be realized; and

■	the nature, amount and expected timing of reversal of taxable temporary differences.
     Levels of future taxable income are mainly affected by: market gold and silver prices; forecasted future costs and expenses to produce gold reserves; quantities of proven and probable gold reserves; market interest rates and foreign currency exchange rates. If these factors or other circumstances change, we record an adjustment to the valuation allowances to reflect our latest assessment of the amount of deferred tax assets that will more likely than not be realized.
     A valuation allowance of $209 million has been set up against certain deferred tax assets in the United States. A majority of this valuation allowance relates to AMT credits which have an unlimited carry forward period. Increasing levels of future taxable income due to higher gold selling prices and other factors and circumstances may result in an adjustment to this valuation allowance.

Barrick Annual Report 2005	Notes to Consolidated Financial Statements ■ 115

Source of Changes in Deferred Tax Balances

For the years ended December 31	2005	2004	2003

Temporary differences
Property, plant and equipment	$30	$(86)	$26
Asset retirement obligations	(69)	(21)	(2)
Tax loss carry forwards	38	93	(10)
Derivatives	(34)	(4)	82
Other	8	(5)	4

	$(27)	$(23)	$100
Adjustment to deferred tax balances due to change in tax status[1]	(5)	(81)	—
Release of beginning-of-year valuation allowances	(32)	(5)	(62)
Outcome of tax uncertainties	—	(120)	—

	$(64)	$(229)	$38

Intraperiod allocation to:
Income before income taxes	$(30)	$(225)	$(49)
Cumulative accounting changes	—	—	5
OCI	(34)	(4)	82
Balance sheet reclassifications	(5)	13	23

	$(69)	$(216)	$61

1.	Relates to changes in tax status in Australia (note 8).
20 ■ Capital Stock

a) Common Shares
Our authorized capital stock includes an unlimited number of common shares (issued 538,081,875 common shares); 9,764,929 First preferred shares Series A (issued nil); 9,047,619 Series B (issued nil); 1 Series C special voting share (issued 1); and 14,726,854 Second preferred shares Series A (issued nil).
     We repurchased 4.47 million common shares in 2004 (2003: 8.75 million common shares) for $95 million, at an average cost of $21.20 per share (2003: $17.56 per share). This resulted in a reduction of common share capital by $35 million (2003: $67 million) and a $60 million (2003: $87 million) charge (being the difference between the repurchase cost and the average historic book value of shares repurchased) to retained earnings.
     In 2005, we declared and paid dividends in US dollars totaling $0.22 per share ($118 million) (2004: $0.22 per share, $118 million; 2003: $0.22 per share, $118 million).
b) Exchangeable Shares
In connection with a 1998 acquisition, Barrick Gold Inc. (“BGI”), issued 11.1 million BGI exchangeable shares, which are each exchangeable for 0.53 of a Barrick common share at any time at the option of the holder, and have essentially the same voting, dividend (payable in Canadian dollars), and other rights as 0.53 of a Barrick common share. BGI is a subsidiary that holds our interest in the Hemlo and Eskay Creek Mines.
     At December 31, 2005, 1.4 million (2004: 1.4 million) BGI exchangeable shares were outstanding, which are equivalent to 0.7 million Barrick common shares (2004: 0.7 million common shares), and are reflected in the number of common shares outstanding. We have the right to require the exchange of each outstanding BGI exchangeable share for 0.53 of a Barrick common share. While there are exchangeable shares outstanding, we are required to present summary consolidated financial information relating to BGI.
Summarized Financial Information for BGI

For the years ended December 31	2005	2004	2003

Total revenues and other income	$181	$216	$226
Less: costs and expenses	186	287	238

Income (loss) before taxes	$(5)	$(71)	$(12)

Net income (loss)	$21	$(41)	$(31)

At December 31	2005	2004

Assets
Current assets	$119	$67
Non-current assets	88	119

	$207	$186

Liabilities and shareholders’ equity
Current liabilities	$25	$24
Intercompany notes payable	390	395
Other long-term liabilities	55	56
Shareholders’ equity	(263)	(289)

	$207	$186

116 ■ Notes to Consolidated Financial Statements	Barrick Annual Report 2005

21 ■ Other Comprehensive Income (Loss) (“OCI”)

	2005	2004	2003

Accumulated OCI at January 1
Cash flow hedge gains, net of tax of $95, $99, $17	$206	$189	$32
Investments, net of tax of $nil, $nil, $nil	21	25	(6)
Currency translation adjustments, net of tax of $nil, $nil, $nil	(146)	(147)	(144)
Additional minimum pension liability, net of tax of $nil, $nil, $nil	(12)	(7)	(7)

	$69	$60	$(125)

OCI for the year:
Changes in fair value of cash flow hedges	23	147	348
Changes in fair value of investments	(8)	(3)	24
Currency translation adjustments	3	1	(3)
Adjustments to minimum pension liability	(16)	(5)	—
Less: reclassification adjustments for gains/losses recorded in earnings:
Transfers of cash flow hedge gains to earnings:
On recording hedged items in earnings	(134)	(132)	(91)
Hedge ineffectiveness due to changes in timing of hedged items	(1)	(2)	(18)
Investments:
(Gains) losses realized on sale	16	(6)	11
Other than temporary impairment charges	(17)	5	(4)

OCI, before tax	(134)	5	267
Income tax recovery (expense) related to OCI	34	4	(82)

OCI, net of tax	$(100)	$9	$185

Accumulated OCI at December 31
Cash flow hedge gains, net of tax of $61, $95, $99	128	206	189
Investments, net of tax of $nil, $nil, $nil	12	21	25
Currency translation adjustments, net of tax of $nil, $nil, $nil	(143)	(146)	(147)
Additional minimum pension liability, net of tax of $nil, $nil, nil	(28)	(12)	(7)

	$(31)	$69	$60

Barrick Annual Report 2005	Notes to Consolidated Financial Statements ■ 117

22 ■ Stock-Based Compensation
In 2005, following a review of various types of stock-based compensation arrangements, we introduced a new stock-based compensation plan for employees. Under the new plan, selected employees are granted restricted share units (RSUs) each year that vest on the third anniversary of the date of grant. Certain employees have the ability to elect for 50% of each annual RSU grant to be exchanged for stock options using a predetermined exchange ratio. We expect that the volume of options granted each year will decline compared to historical volumes, with a greater number of RSUs issued instead.
a) Stock Options
Employee Stock Option Activity (Number of Shares in Millions)

	2005		2004		2003
		Average		Average		Average
	Shares	price	Shares	price	Shares	price

C$ options
At January 1	19.4	$28	21.5	$27	18.9	$27
Granted	—	$—	0.8	$28	4.8	$29
Exercised[1]	(3.8)	$25	(1.7)	$25	(1.0)	$24
Forfeited	(0.8)	$27	(0.7)	$26	(0.6)	$24
Cancelled/expired	(0.1)	$40	(0.5)	$31	(0.6)	$32

At December 31	14.7	$28	19.4	$28	21.5	$27

US$ options
At January 1	5.9	$22	2.2	$19	3.0	$17
Granted	2.1	$25	4.9	$24	—	$—
Exercised[1]	(0.3)	$15	(1.0)	$15	(0.7)	$13
Forfeited	(0.4)	$28	—	$—	—	$—
Cancelled/expired	(0.4)	$26	(0.2)	$32	(0.1)	$22

At December 31	6.9	$24	5.9	$22	2.2	$19

1.	The exercise price of the options is the closing share price on the day before the grant date. They vest evenly over four years, beginning in the year after granting. Options granted in July 2004 and prior are exercisable over 10 years, whereas options granted since December 2004 are exercisable over 7 years. At December 31, 2005, 12 million (2004: 13 million; 2003: 1 million) common shares, in addition to those currently outstanding, were available for granting options.
Stock Options Outstanding (Number of Shares in Millions)

	Outstanding			Exercisable
		Average	Average		Average
Range of exercise prices	Shares	price	life (years)	Shares	price

C$ options
$22 — $27	6.2	$24	6	4.9	$25
$28 — $31	6.5	$29	6	4.2	$29
$32 — $43	2.0	$39	1	2.0	$39

	14.7	$28	5	11.1	$29

US$ options
$ 9 — $18	0.2	$13	4	0.2	$13
$22 — $27	6.5	$24	6	1.1	$24
$28 — $37	0.2	$29	5	0.1	$31

	6.9	$24	6	1.4	$23

We record compensation cost for stock options based on the excess of the market price of the stock at the grant date of an award over the exercise price. Historically, the exercise price for stock options has equaled the market price of the stock at the grant date, resulting in no compensation cost.

118 ■ Notes to Consolidated Financial Statements	Barrick Annual Report 2005

Option Information

For the years ended December 31
(per share and per option amounts in dollars)	2005		2004	2003

Valuation assumptions	Black-Scholes	Lattice[2]	Black-Scholes	Black-Scholes
Expected term (years)	5	5	5	6
Expected volatility[1,2]	23%-30%	1%-38%	30%	40%
Weighted average expected volatility[2]	n/a	33.3%	30%	40%
Expected dividend yield[1]	0.8%-1.0%	0.9%	1.0%	1.0%
Risk-free interest rate[1,2]	3.8%-4.0%	4.3%-4.5%	3.8%	4.5%

Options granted (in millions)	1.1	1.0	5.7	4.8
Weighted average fair value per option	$7.30	$8.13	$6.87	$8.50

Pro forma effects
Net income, as reported		$401	$248	$200
Stock-option expense		(26)	(29)	(24)

Pro forma net income		$375	$219	$176

Net income per share:
As reported — Basic		$0.75	$0.47	$0.37
As reported — Diluted		$0.75	$0.46	$0.37
Pro forma[3]		$0.70	$0.41	$0.33

1.	Different assumptions were used for the multiple stock option grants valued under the Black-Scholes method.

2.	Stock option grants issued after September 30, 2005 were valued using the Lattice valuation model. The volatility and risk-free interest rate assumption varied over the expected term of that stock option grant.

3.	Basic and diluted.
We changed the method used to value stock option grants from the Black-Scholes method to the Lattice valuation model for stock options granted after September 30, 2005. We believe the Lattice valuation model provides a more representative fair value because it incorporates more attributes of stock options such as employee turnover and voluntary exercise patterns of option holders. For options granted before September 30, 2005, fair value was determined using the Black-Scholes method. The expected volatility assumptions have been developed taking into consideration both historical and implied volatility of our US dollar share price. The risk-free rate for periods within the contractual life of the option is based on the US Treasury yield curve in effect at the time of the grant.
     We use the straight-line method for attributing stock option expense over the vesting period. Stock option expense incorporates an expected forfeiture rate. The expected forfeiture rate is estimated based on historical forfeiture rates and expectations of future forfeitures rates. We make adjustments if the actual forfeiture rate differs from the expected rate.
     Under the Black-Scholes model the expected term assumption takes into consideration assumed rates of employee turnover and represents the estimated average length of time stock options remain outstanding before they are either exercised or forfeited. Under the Lattice valuation model, the expected term assumption is derived from the option valuation model and is in part based on historical data regarding the exercise behavior of option holders based on multiple share-price paths. The Lattice model also takes into consideration employee turnover and voluntary exercise patterns of option holders.
     As at December 31, 2005, there was $56 million of total unrecognized compensation cost relating to unvested stock options. We expect to recognize this cost over a weighted-average period of 2 years.

Barrick Annual Report 2005	Notes to Consolidated Financial Statements ■ 119

b) Restricted Share Units (RSUs) and Deferred Share Units (DSUs)
Under our RSU Plan, selected employees are granted RSUs, where each RSU has a value equal to one Barrick common share. RSUs vest and will be settled in cash on the third anniversary of the grant date. Additional RSUs are credited to reflect dividends paid on Barrick common shares. RSUs are recorded at fair value on the grant date, with a corresponding amount recorded as deferred compensation that is amortized on a straight-line basis over the vesting period. Changes in the fair value of the RSUs are recorded, with a corresponding adjustment to deferred compensation. Compensation expense for 2005 was $2 million (2004: $4 million; 2003: $4 million). At December 31, 2005, the weighted-average remaining contractual life of RSUs was 2.5 years.
     Under our DSU plan, Directors receive 50% of their basic annual retainer in the form of DSUs, with the option to elect to receive 100% of such retainer in DSUs. Each DSU has the same value as one Barrick common share. DSUs must be retained until the Director leaves the Board, at which time the cash value of the DSUs will be paid out. Additional DSUs are credited to reflect dividends paid on Barrick common shares. DSUs are recorded at fair value on the grant date and are adjusted for changes in fair value. The fair value of amounts granted each period together with changes in fair value are expensed.
DSU and RSU Activity

	DSUs	Fair value	RSUs	Fair value
	(thousands)	(millions)	(thousands)	(millions)

At December 31, 2002	—	$—	489	$7.3
Granted	8	0.2	130	2.9
Forfeited	—	—	(171)	(2.9)
Credits for dividends	—	—	4	0.1
Change in value		—		3.0

At December 31, 2003	8	$0.2	452	$10.4
Settled	—	—	(293)	(7.3)
Forfeited	—	—	(58)	(1.3)
Granted	23	0.5	131	3.1
Credits for dividends	—	—	3	0.1
Change in value		—		0.6

At December 31, 2004	31	$0.7	235	$5.6
Settled	(3)	(0.1)	—	—
Forfeited	—	—	(38)	(0.9)
Granted[1]	19	0.5	415	11.1
Converted to stock options	—	—	(3)	(0.1)
Credits for dividends	—	—	2	0.1
Change in value		0.3		0.6

At December 31, 2005	47	$1.4	611	$16.4

1.	In January 2006, under our RSU plan, 18,112 restricted share units were converted to 72,448 stock options, and 9,395 units were forfeited.

120 ■ Notes to Consolidated Financial Statements	Barrick Annual Report 2005

23 ■ Post-Retirement Benefits

a) Defined Contribution Pension Plans
Certain employees take part in defined contribution employee benefit plans. We also have a retirement plan for certain officers of the Company, under which we contribute 15% of the officer’s annual salary and bonus. Our share of contributions to these plans, which is expensed in the year it is earned by the employee, was $20 million in 2005, $19 million in 2004 and $16 million in 2003.
b) Defined Benefit Pension Plans
We have one qualified defined benefit pension plan that covers certain of our United States employees and provides benefits based on employees’ years of service. Our policy is to fund the amounts necessary on an actuarial basis to provide enough assets to meet the benefits payable to plan members under the Employee Retirement Income Security Act of 1974. Independent trustees administer assets of the plans, which are invested mainly in fixed-income and equity securities. On December 31, 2004, the qualified defined benefit plan was amended to freeze benefit accruals for all employees, resulting in a curtailment gain of $2 million.
     As well as the qualified plan, we have non-qualified defined benefit pension plans covering certain employees and former directors of the Company. An irrevocable trust (“rabbi trust”) was set up to fund these plans. The fair value of assets held in this trust was $22 million in 2005 (2004: $31 million), and is recorded in our consolidated balance sheet under available-for-sale securities.
     Actuarial gains and losses arise when the actual return on plan assets differs from the expected return on plan assets for a period, or when the expected and actuarial accrued benefit obligations differ at the end of the year. We amortize actuarial gains and losses over the average remaining life expectancy of plan participants, in excess of a 10% corridor.
Pension Expense

For the years ended December 31	2005	2004	2003

Return on plan assets	$(11)	$(11)	$(11)
Interest cost	12	12	14
Actuarial gains	—	1	—
Loss on curtailment	—	(2)	—
Gain on settlement	—	—	1

	$1	$—	$4

c) Pension Plan Information
Fair Value of Plan Assets

For the years ended December 31	2005	2004	2003

Balance at January 1	$170	$166	$170
Actual return on plan assets	10	14	19
Company contributions	10	6	8
Benefits paid	(24)	(16)	(31)

Balance at December 31	$166	$170	$166

At December 31	2005		2004
	Target	Actual	Actual	Actual

Composition of plan assets:
Equity securities	50%	49%	$81	$78
Debt securities	50%	51%	85	92

	100%	100%	$166	$170

Projected Benefit Obligation (PBO)

For the years ended December 31	2005	2004

Balance at January 1	$218	$221
Interest cost	13	12
Actuarial losses	17	3
Benefits paid	(24)	(16)
Curtailments/settlements	—	(2)

Balance at December 31	$224	$218

Funded status[1]	$(58)	$(48)
Unrecognized actuarial losses	29	11

Net benefit liability recorded	$(29)	$(37)

ABO[2,3]	$222	$217

1.	Represents the fair value of plan assets less projected benefit obligations. Plan assets exclude investments held in a rabbi trust that are recorded separately on our balance sheet under Investments (fair value $22 million at December 31, 2005). In the year ending December 31, 2006, we do not expect to make any further contributions.

2.	For 2005 we used a measurement date of December 31, 2005 to calculate accumulated benefit obligations.

3.	Represents the ABO for all plans. The ABO for plans where the PBO exceeds the fair value of plan assets was $222 million (2004: $49 million).
Expected Future Benefit Payments

For the years ending December 31

2006	$16
2007	$16
2008	$16
2009	$16
2010	$17
2011-2015	$90

Barrick Annual Report 2005	Notes to Consolidated Financial Statements ■ 121

Total Recorded Benefit Liability

At December 31	2005	2004

Current	$3	$—
Non-current	26	37

Benefit plan liability	$29	$37
Additional minimum liability[1] (note 20)	28	12

	$57	$49

1.	A minimum pension liability is recognized if the Accumulated Benefit Obligation (ABO), exceeds the fair value of the pension plan assets. The liability that is recorded is calculated by subtracting the fair value of plan assets from the ABO, adjusting this amount by the accrued/prepaid pension cost that has already been recorded on the balance sheet.
d) Actuarial Assumptions

For the years ended December 31	2005	2004	2003

Discount rate[1]
Benefit obligation	5.50%	5.50%	6.25%
Pension cost	5.50%	6.25%	6.50%
Return on plan assets[1]	7.00%	7.00%	7.00%
Wage increases	5.00%	5.00%	5.00%

1.	Effect of a one-percent change: Discount rate: $26 million change in ABO and $1 million change in pension cost; Return on plan assets: $2 million change in pension cost.
Pension plan assets, which consist primarily of fixed-income and equity securities, are valued using current market quotations. Plan obligations and the annual pension expense are determined on an actuarial basis and are affected by numerous assumptions and estimates including the market value of plan assets, estimates of the expected return on plan assets, discount rates, future wage increases and other assumptions. The discount rate, assumed rate of return on plan assets and wage increases are the assumptions that generally have the most significant impact on our pension cost and obligation.
     The discount rate for benefit obligation and pension cost purposes is the rate at which the pension obligation could be effectively settled. This rate was developed by matching the cash flows underlying the pension obligation with a spot rate curve based on the actual returns available on high-grade (Moody’s Aa) US corporate bonds. Bonds included in this analysis were restricted to those with a minimum outstanding balance of $50 million. Only non-callable bonds, or bonds with a make-whole provision, were included. Finally, outlying bonds (highest and lowest 10%) were discarded as being non-representative and likely to be subject to a change in investment grade. The resulting discount rate from this analysis was rounded to the nearest 25 basis points. The procedure was applied separately for pension and post-retirement welfare plan purposes, and produced the same rate in each case.
     The assumed rate of return on assets for pension cost purposes is the weighted average of expected long-term asset return assumptions. In estimating the long-term rate of return for plan assets, historical markets are studied and long-term historical returns on equities and fixed-income investments reflect the widely accepted capital market principle that assets with higher volatility generate a greater return over the long run. Current market factors such as inflation and the interest rates are evaluated before long-term capital market assumptions are finalized.
     Wage increases reflect the best estimate of merit increases to be provided, consistent with assumed inflation rates.
e) Other Post-retirement Benefits
We provide post-retirement medical, dental, and life insurance benefits to certain employees. We use the corridor approach in the accounting for post-retirement benefits. Actuarial gains and losses resulting from variances between actual results and economic estimates or actuarial assumptions are deferred and amortized over the average remaining life expectancy of participants when the net gains or losses exceed 10% of the accumulated post-retirement benefit obligation.
Other Post-retirement Benefits Expense

For the years ended December 31	2005	2004	2003

Interest cost	$2	$2	$1
Other	5	—	—
Curtailments/settlements	—	—	(1)

	$7	$2	$—

Fair Value of Plan Assets

For the years ended December 31	2005	2004	2003

Balance at January 1	$—	$—	$—
Contributions	4	2	2
Benefits paid	(4)	(2)	(2)

Balance at December 31	$—	$—	$—

122 ■ Notes to Consolidated Financial Statements	Barrick Annual Report 2005

Accumulated Post-retirement Benefit Obligation (APBO)

For the years ended December 31	2005	2004	2003

Balance at January 1	$29	$24	$28
Interest cost	2	2	1
Actuarial losses	11	5	(3)
Benefits paid	(3)	(2)	(2)

Balance at December 31	$39	$29	$24

Funded status	(38)	(29)	(24)
Unrecognized net transition obligation	1	—	—
Unrecognized actuarial losses	6	1	(4)

Net benefit liability recorded	$(31)	$(28)	$(28)

We have assumed a health care cost trend of 10% in 2006, decreasing ratability to 5% in 2011 and thereafter. The assumed health care cost trend had a minimal effect on the amounts reported. A one percentage point change in the assumed health care cost trend rate at December 31, 2005 would have increased the post-retirement obligation by $4 million or decreased the post-retirement benefit obligation by $4 million and would have had no significant effect on the benefit expense for 2005.
Expected Future Benefit Payments

For the years ending December 31

2006	$3
2007	$3
2008	$3
2009	$3
2010	$3
2011-2015	$13

24 ■ Litigation and Claims

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. In assessing loss contingencies related to legal proceedings that are pending against us or unasserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.
     If the assessment of a contingency suggests that a loss is probable, and the amount can be reliably estimated, then a loss is recorded. When a contingent loss is not probable but is reasonably possible, or is probable but the amount of loss cannot be reliably estimated, then details of the contingent loss are disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case we disclose the nature of the guarantee. Legal fees incurred in connection with pending legal proceedings are expensed as incurred.
Wagner complaint
On June 12, 2003, a complaint was filed against Barrick and several of its current or former officers in the US District Court for the Southern District of New York. The complaint is on behalf of Barrick shareholders who purchased Barrick shares between February 14, 2002 and September 26, 2002. It alleges that Barrick and the individual defendants violated US securities laws by making false and misleading statements concerning Barrick’s projected operating results and earnings in 2002. The complaint seeks an unspecified amount of damages. Other parties on behalf of the same proposed class of Barrick shareholders filed several other complaints, making the same basic allegations against the same defendants. In September 2003, the cases were consolidated into a single action in the Southern District of New York. The plaintiffs filed a Consolidated and/or Amended Complaint on November 5, 2003. On January 14, 2004, Barrick filed a motion to dismiss the complaint. On September 29, 2004, the Court issued an order granting in part and denying in part Barrick’s motion to dismiss the action. The Court granted the plaintiffs leave to file a Second Amended Complaint, which was filed on October 20, 2004.

Barrick Annual Report 2005	Notes to Consolidated Financial Statements ■ 123

The plaintiffs filed a Third Amended Complaint on January 6, 2005. On May 23, 2005, Barrick filed a motion to dismiss part of the Third Amended Complaint. On January 31, 2006, the Court issued an order granting in part and denying in part Barrick’s motion to dismiss. We intend to defend the action vigorously.
Wilcox complaint
On September 8, 2004, two of our US subsidiaries, Homestake Mining Company of California (“Homestake California”) and Homestake Mining Company (“Homestake”) were served with a First Amended Complaint by persons alleging to be current or former residents of a rural area near the former Grants Uranium Mill. The Complaint, which was filed in the US District Court for the District of New Mexico, identifies 26 plaintiffs. Homestake and Homestake California, along with an unspecified number of unidentified defendants, are named as defendants. The plaintiffs allege that they have suffered a variety of physical, emotional and financial injuries as a result of exposure to radioactive and other hazardous substances. The Complaint seeks an unspecified amount of damages. On November 25, 2005, the Court issued an order granting in part and denying in part a motion to dismiss the claim. The Court granted the motion and dismissed plaintiffs’ claims based on strict and absolute liability and ruled that plaintiffs’ state law claims are pre-empted by the Price-Anderson Act. An Initial Scheduling Order has been issued by the Court. We intend to defend the action vigorously.
25 ■ Joint Ventures

Our major interests in joint ventures are a 50% interest in the Kalgoorlie Mine in Australia; a 50% interest in the Round Mountain Mine in the United States; a 50% interest in the Hemlo Mine in Canada; and a 33% interest in the Marigold Mine in the United States.
Summary Financial Information (100%)
Income Statement and Cash Flow Information

For the years ended December 31	2005	2004	2003

Revenues	$1,009	$946	$827
Costs and expenses	(796)	(702)	(671)

Net income	$213	$244	$156

Operating activities[1]	$318	$316	$151
Investing activities[1]	$(75)	$(81)	$(85)
Financing activities[1,2]	$(237)	$(236)	$(55)

1.	Net cash inflow (outflow).

2.	Includes cash flows between the joint ventures and joint venture partners.
Balance Sheet Information

At December 31	2005	2004

Assets
Inventories	$176	$110
Property, plant and equipment	504	579
Other assets	87	93

	$767	$782

Liabilities
Current liabilities	$123	$93
Long-term obligations	105	114

	$228	$207

124 ■ Notes to Consolidated Financial Statements	Barrick Annual Report 2005